                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              For November 10, 2005

                      Commission File Number: 333-122268

                           MASTELLONE BROTHERS INC.
                (Translation of registrant's name into English)

                           MASTELLONE HERMANOS S.A.
                        E. EZCURRA 365, PISO 2, OF. 310
                      (C1107CLA) BUENOS AIRES, ARGENTINA
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F: [X]  Form 40-F: [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                               Yes: [ ]  No: [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                               Yes: [ ]  No: [X]

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

                               Yes: [ ]  No: [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1933, the Registrant has duly caused this report signed on its behalf by the undersigned, thereunto duly authorized, in Buenos Aires, Argentina.

MASTELLONE HERMANOS S.A.
Buenos Aires, November 10, 2005.	By: /s/ Rodolfo González Name: Rodolfo González Title: Chief Financial Officer

TABLE OF CONTENTS

1.	Management's Discussion and Analysis of Financial Condition and Results of Operations for the nine-month period ended September 30, 2005.

2.	English translation of the Unaudited Consolidated Interim Financial Statements of Mastellone Hermanos S.A. and the notes thereto as of and for the nine-month period ended September 30, 2005 that was filed with the Argentine Comisión Nacional de Valores

                            MASTELLONE HERMANOS. S.A.
           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                        AND RESULTS OF OPERATIONS FOR THE
                   NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2005

GENERAL

          The following discussion and analysis should be read in conjunction with the unaudited consolidated interim financial statements of Mastellone
Hermanos S.A. and notes thereto as of or for the nine-month period ended
September 30, 2005, accompanying this report. The following discussion contains certain forward-looking statements, within the meaning of the "safe-harbor"
provisions of the Private Securities Reform Act of 1995, the attainment of which involves various risks and uncertainties. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by us. Forward-looking statements may be identified by the use of forward-looking terminology such as
"may", "will", "expect", "believe", "estimate", "anticipate", "continue", or similar terms, variations of these terms or the negative of those terms. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results may differ materially from those described in these forward-looking statements due to among other factors, competition in our product markets, dependence on suppliers, our manufacturing experience, and production delays or inefficiencies. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

          We are one of the two biggest dairy companies in Argentina, and the leader for fresh dairy products in that country. Our main markets are the
Argentine domestic retail market and the export market. We (and our predecessors) have been active in the Argentine domestic market for more than 76 years and have been exporting dairy products (mainly powdered milk) for about 30 years. Therefore, we are affected by developments in the Argentine dairy sector as well as developments in Argentina's economic and financial situation. Also, due to our commercial activities in Brazil, we could be affected by developments in Brazil's economic and financial condition, although to a lesser extent than in the case of Argentina. Some of the main drivers affecting our economic and financial performance are the following:

     o    Raw milk availability: We are affected by the availability of raw milk. We could be affected both in case of shortages, which could lead to the interruption of our export business and a reduction in volumes in the domestic market or a sharp increase in costs if we need to purchase imported raw milk (as happened in the period from 1991 to
          1993) or excesses in raw milk production, which, if it exceeds the powdered milk and exportable cheese production capacity of the
          Argentine dairy companies (which determines their overall export capacity) could result in oversupply to the domestic market and a sharp decrease in selling prices, as happened in the period from 1999 to 2000. The availability of raw milk also affects the price paid to the dairy farmers, and affects our margins as well.

     o    Selling prices: purchasing power of the Argentine population affects the final price we can obtain for our products in the country.
          International prices, which are entirely out of our control, are subject to significant fluctuations due to changes in the relationship between supply and demand and ultimately to the global economic conditions.

     o    Financial facilities: We may need to use financial facilities (a) to provide working capital, for example, increase in inventories during spring, when raw milk production reaches its highest point in the year, (b) to refinance a portion of our existing financial debt, or
          (c) to make capital expenditures. If we are unable to establish these facilities our financial position could be affected and our commercial activities could be impaired.

     o    Developments in the Argentine economy: We are exposed to the developments in Argentina's economy, including, but not limited to, inflation and devaluation rates, export duties, taxes, and eventually prices controls.

     o    Developments in the Brazilian economy: We are exposed to the developments in Brazil's economy, principally inflation and devaluation rates as those can affect our prices in Brazil.

COMPARISON OF RESULTS OF OPERATIONS FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER
30, 2005 AND 2004.

          NET SALES. Our net sales can be divided into two principal components:
sales in the Argentine domestic market, and export and foreign sales.

          NET SALES - ARGENTINE DOMESTIC MARKET. During the nine-month period ended September 30, 2005, our total sales in the domestic market (including service sales) increased Ps. 217.6 million, or 26.3%, as compared to the same period of 2004, from Ps.828.3 million to Ps. 1,045.9 million. Such increase is primarily the result of (i) an increase of 16.8% in physical volumes sold, and
(ii) a 8.1% period-to-period increase in average prices and product mix. The increase in physical volumes sold was mainly attributable to an increase in both market share and domestic consumption, while the price increase is due principally to higher selling prices.

          NET SALES - EXPORTS AND FOREIGN SALES. During the nine-month period ended September 30, 2005, exports and foreign sales decreased Ps.40.0 million, or 23.5%, as compared to the same period of 2004, from Ps.170.3 million to
Ps.130.3 million, primarily as a consequence of (i) an increase in foreign sales
(that is, those made by our subsidiary Leitesol in the Brazilian market) of
Ps.38.6 million, or 73.1% (from Ps.52.8 million to Ps.91.4 million), and (ii)
lower exports to third parties of Ps.78.6 million, or 66.9% (from Ps.117.5 million to Ps.38.9 million). The increase in foreign sales is primarily attributable to (a) an increase of 35.5% in volumes of powdered milk exported to our subsidiary Leitesol, and (b) an appreciation of 28.6% of the Brazilian real versus the U.S. dollar, between September 30, 2004 and September 30, 2005. The decrease in exports to third parties is primarily attributable to a decrease of
47.7% in volumes.

          Given the strong demand of fluid milk for exports, due in turn to the strong international prices, market price for raw milk increased substantially during the first months of 2005. According to information from the Argentine
Secretariat of Agriculture, raw milk price increased 22.0% since December 2004 through September 2005. In order to prevent an eventual additional impact on domestic selling prices, by the end of July the Argentine Government lifted 10%
the export duties for powdered milk and butter (from 5% to 15%) and 5% for cheese (from 5% to 10%). Such additional export duties increase will be in force for a 180 days period and could be revised after 90 days, to take into consideration the evolution of the relevant international prices. The Argentine
Government has also announced that the proceeds from these additional export duties will be applied (in a way not defined yet) to assist the Argentine dairy sector to boost its production.

          COST OF SALES. Cost of sales for the nine-month period ended September
30, 2005, as compared to the same period of 2004, increased Ps.115.8 million, or
14.1%, from Ps.823.4 million to Ps.939.2 million.

          Our cost of raw milk represented approximately 56.1% and 56.7% of our total cost of sales for the nine-month periods ended September 30, 2004 and
2005, respectively, posting an increase of Ps.70.6 million, or 15.3%, from
Ps.461.9 million to Ps.532.5 million. The increase in our cost of raw milk was mainly attributable to an increase of 1.9 % in physical volumes of raw milk processed and an increase of 9.8% in the average price we paid for the milk purchased in 2005 as compared to our purchases of 2004.

          Other raw material cost increased Ps. 11.7 million, or 7.4%, for the nine-month periods ended September 30, 2004 and 2005 (from Ps.158.7 million to
Ps.170.4 million), primarily due to the increase in volumes.

          During the nine-month period ended September 30, 2005, other production costs, as compared to the same period of 2004, increased Ps.33.5 million, or 16.5%, from Ps.202.8 million in 2004 to Ps.236.3 million in 2005.
Such increase is primarily attributable to:

          o    higher transportation costs of Ps.8.4 million, or 17.6%, from
               Ps.47.9 million to Ps.56.3 million;

          o    an increase in salaries of Ps.8.9 million, or 22.1%, from Ps.40.2 million to Ps.49.1 million;

          o    an increase in energy costs of Ps.5.3 million, or 32.5%, from
               Ps.16.3 million to Ps.21.6 million; and

          o    an increase in maintenance expenses of Ps.2.0 million, or 32.8%, from Ps.6.1 million to Ps.8.1 million.

          Higher transportation costs are primarily due to the increased volumes of our purchases of raw milk. Energy costs increased primarily due to our increase in production and sales and its higher price for industrial uses. The increase in salaries is primarily attributable to a new agreement negotiated with the union which provides for gradual increases of up to approximately 50%
in labor costs, to be applied since June 2005 through the first quarter of 2006, as well as a salary increase granted by us to non-unionized employees. Higher maintenance costs are primarily attributable to an increase in volumes.

          SELLING EXPENSES. Selling expenses for the nine-month period ended
September 30, 2005, as compared to the same period of 2004, increased Ps.42.7 million, or 27.2%, from Ps.156.8 million in 2004 to Ps.199.5 million in 2005.
Such increase was primarily attributable to

          o    higher transportation costs of Ps.25.7 million, or 34.3%, from
               Ps.74.9 million in 2004 to Ps.100.6 million in 2005;

          o    an increase in advertising expenses of Ps.9.9 million, or 76.2%, from Ps.13.0 million in 2004 to Ps.22.9 million in 2005;

          o    an increase in labor costs of Ps.4.9 million, or 33.1%, from
               Ps.14.8 million to Ps.19.7 million, and

          o    higher fees associated to the distribution of products, which increased Ps.6.0 million, or 16.3%, from Ps.36.9 million in 2004 to 42.9 million in 2005;

          The increase in transportation costs and fees related to the distribution of products is primarily due to the increase in volumes sold and higher labor and other costs in the distribution activities. The increase in salaries is primarily attributable to a new agreement negotiated with the union which provides for gradual increases of up to approximately 50% in labor costs, to be applied since June 2005 through the first quarter of 2006, as well as a salary increase granted by us to non-unionized employees.

          ADMINISTRATIVE AND OTHER EXPENSES. Administrative and other expenses
(which include the costs associated to the unused production capacity of certain industrial plants) during the nine-month period ended September 30, 2005, increased Ps.3.0 million, or 7.3%, as compared to the same period of 2004, from
Ps.41.0 million to Ps.44.0 million. Such increase is primarily attributable to

          o    an increase in salaries of Ps.4.9 million, or 42.6%, from Ps.11.5 million to Ps.16.4 million;

          o    an increase in taxes of Ps.3.1 million, or 24.8%, from Ps.12.5 million to Ps.15.6 million

          The increase in salaries is principally attributable to (i) the full impact during 2005 of the increases gradually awarded to the administrative personnel, which received lower-than-average increases in their remunerations over the last few years, and (ii) a new agreement negotiated with the union which provides

for gradual increases of up to approximately 50% in labor costs, to be applied since June 2005 through the first quarter of 2006, as well as a salary increase granted by us to non-unionized employees. The increase in taxes is primarily attributable to an increase in the tax on checking accounts, originated in turn by the increase in sales for the period.

          OTHER INCOME (EXPENSES), NET. Other Income (Expenses), net, during the nine-month period ended September 30, 2005, improved Ps.9.6 million, as compared to the same period of 2004, from a loss of Ps.15.1 million to a loss of Ps.5.5 million. Such improvement is primarily attributable to (i) a profit of Ps.4.3 million in 2005, from the assignment of certain brand names to Danone Argentina, and (ii) lower provisions for litigation and contingencies of Ps.3.8 million, or
71.7%, during 2005 (from Ps. 5.3 million to Ps. 1.5 million)

          INTEREST EXPENSE. Interest expense, during the nine-month period ended
September 30, 2005, decreased Ps.64.5 million, or 61.8%, as compared to the same period of 2004, from Ps.104.3 million to Ps.39.8 million. Such reduction is primarily due to the reduction in our financial debt and lower average interest rates following the restructuring of our debt.

          INTEREST INCOME. Interest income increased Ps.1.6 million, or 84.2%, during the nine-month period ended September 30, 2005 as compared to the same period of 2004, from Ps.1.9 million to Ps.3.5 million, primarily due to higher interest rates.

          OTHER HOLDING AND FINANCIAL RESULTS. Income from other holding and financial results improved Ps.34.4 million, or 202.4%, during the nine-month period ended September 30, 2005 as compared to the same period of 2004, from a loss of Ps.17.0 million in 2004 to a gain of Ps.17.4 million in 2005, primarily due to

          o    higher gains from exchange differences of Ps.41.2 million, or
               207.0%, from a loss of Ps. 19.9 million to a gain of Ps.21.3 million, in line with the fluctuations in the Argentine Peso /
               U.S. dollar exchange rate;

          o    additional charges during 2005 of Ps.13.8 million, due to the amortization of the difference between face value and net present value of our restructured unsecured debt, pursuant to the
               Argentine GAAP; and

          o    an increase of Ps.7.0 million, or 233.3%, in holding results from inventories, from a gain of Ps.3.0 million in 2004 to a gain of
               Ps.10.0 million in 2005

          EXTRAORDINARY RESULTS. The following table summarizes our
extraordinary results for the nine-month periods ended September 30, 2005 and
2004 (amounts in millions of pesos):

                                                   SEPTEMBER   SEPTEMBER
                                                    30, 2005   30, 2004
                                                   ---------   ---------
Reduction of principal of Floating Rate Debt (1)      29.9         0.0
Release of accrued interest (2)                        7.7       330.5
Fees and expenses due to the debt restructuring       -2.8       -20.1
Valuation allowance for pledged assets (3)             0.0       -20.8
Other                                                  0.4         0.0
                                                      ----       -----
Total                                                 35.2       289.6
                                                      ----       -----

          Remarks:

(1): Reflects the reduction in the principal amount of our debt with Compagnie
     Gervais Danone less its adjustment to net present value pursuant to the
     Argentine GAAP

(2): Reflects (i) in 2004, the release of accrued interest on restructured secured and unsecured debt, and (ii) in 2005, the release of accrued interest on part of the 11.75% Senior Notes due 2008, purchased or exchanged for new Series C 8% Senior Noted due 2012

(3): Reflects the reduction in the book value of certain pledged assets which, under the conditions of the relevant restructuring, could be sold at a lower price

LIQUIDITY AND CAPITAL RESOURCES

OUR DEBT RESTRUCTURING

          As a result of the financial crisis in Argentina along with the reduction in sales volumes and operating margins due to a significant decrease in the production in Argentina of our principal raw material (milk) and the resulting substantial increase in its price, among other reasons, we announced on March 1, 2002 the suspension of principal and interest payments on substantially all of our financial debt. In 2002 and 2003, we met with our creditors a number of times to discuss the restructuring our unsecured financial debt.

          In 2004, we launched an offer to exchange and / or purchase our 11.75%
Senior Notes due 2008 and our original bank debt. On October 22, 2004, we accepted tenders of U.S.$217.9 million principal amount of our original notes due 2008 and US$104.0 million principal amount of our original bank debt, which represented approximately 97.8% of our original unsecured financial debt. In exchange we paid U.S.$51 million in cash to purchase U.S.$85.0 million of existing debt and issued U.S.$157.19 million of 8% Senior Notes due 2012 and approximately U.S.$79.7 million of floating rate bank debt. We have a limited right to capitalize interest accrued on the 8% Senior Notes due 2012 during 2005 and 2006, up to a maximum amount of U.S.$10.0 million. The 8% Senior Notes will mature on September 30, 2012. The following table shows the amortization schedule for the principal of the floating rate debt.

                     % OF PRINCIPAL
   PAYMENT DATE          AMOUNT
------------------   --------------
December 31, 2007           5
September 30, 2008          5
December 31, 2008           5
September 30, 2009          5
December 31, 2009          10
September 30, 2010         10
December 31, 2010          20
September 30, 2011         20
December 31, 2011          20

          We also conducted separate negotiations with our secured financial creditors, which held about 5% of our total financial debt as of September 30,
2003. On September 3, 2004, we reached an agreement with Calyon, as successor of
Credit Lyonnais, and Eksport Kredit Fonden to restructure the secured debt owed to them amounting to approximately U.S.$9.85 million. That debt was secured by a pledge of a cheese plant bought from APV Nordic Dairy A/S. This agreement provides for a reduction of interest rates and for the payment of principal in semi-annual installments, the last of which will be due on March 30, 2010. It also provides for the selling of the plant and a further reduction of the refinanced debt if the sale is achieved. The original pledge remains as collateral for the restructured debt. We also restructured certain secured debt owed to Rabobank Curacao N.V. and COFACE, which have been fully repaid during the first quarter of 2005.

          During February 2005 we negotiated a reduction of U.S.$14.1 million in the principal amount of our floating rate debt due to Compagnie Gervais Danone, and the balance of U.S.$15.0 million was refinanced by a new note, maturing on
December 31, 2013, and bearing an interest rate of 8.0% per year. The terms of this new debt instrument were negotiated to be as similar as possible to the conditions of the

8% Senior Notes due 2012. During the same month we also purchased U.S.$1.0 million aggregate principal amount of the original notes due 2008.

          Holders of approximately U.S.$ 7.1 million principal amount of our
11,75% Senior Notes due 2008 did not participate in the aforementioned restructuring completed by October 2004. As at September 30 2005, such amount was reduced to U.S.$0.6 million, after the repurchase of approximately U.S.$1.1 million and the exchange of approximately U.S.$5.4 million for new Series C 8%
Senior Notes due 2012, substantially with the same economic conditions of the 8%
Senior Notes due 2012 originally issued in our restructuring. After September
30, 2005, we repurchased our 11.75% Senior Notes in a principal amount of
U.S.$0.25 million. The outstanding amount of such old Senior Notes has been reduced therefore to just U.S.$0.35 million.

          After (i) the restructuring of our debt, (ii) the reduction in the debt owed to Compagnie Gervais Danone, (iii) the repurchase of U.S.$1.1 million principal amount of our original notes, (iv) the prepayment of our secured debt owed to Rabobank Curacao N.V. and COFACE in a total amount of approximately
U.S.$2.0 million, and (v) the agreement with the holders of 11.75% Senior Notes due 2008 in a principal amount of U.S.$5.39 million,

     o    We have achieved a reduction of our outstanding indebtedness of approximately U.S.$102 million;

     o    Our creditors have waived approximately U.S.$112.0 million of accrued and unpaid interest;

     o    We extended the average life of our indebtedness, which before the restructuring was in default and subject to immediate acceleration, to
          6.25 years as of September 30, 2005; and

     o    Due to the reduction in total debt and the lower average interest rate, we reduced the amount of our interest expenses from
          approximately U.S.$46.6 million per year, to approximately U.S.$18.0 million per year.

          Additionally, following the restructuring of our financial debt, we improved our ability to obtain new financial facilities that were unavailable to us prior to the successful completion of our restructuring process due to the uncertainties associated with the results of such process. We believe that available credit facilities for working capital purposes will be enough to cover our near-term needs. Our access to new bank facilities (other than those for working capital needs) have been limited after the restructuring of our debt, due to, among other reasons, certain regulations from the Argentine Central Bank according to which potential borrowers are classified in different risk categories, and the requirement that the commercial banks create reserves depending on their exposure to the lowest rated clients. We believe that these restrictions will gradually become irrelevant for us over the next years. We do not expect to access the capital markets over the next few years to a significant degree.

RESTRUCTURED DEBT - COVENANTS.

          The terms and conditions of our 8% Senior Notes due 2012 and our floating rate debt contain a number of restrictive covenants that will, among other things, limit our ability and the ability of certain of our subsidiaries;

     o    to incur indebtedness;

     o    to make restricted payments;

     o    to create or permit liens on our property or assets or those of our
          Restricted Subsidiaries unless our 8% notes and our floating rate debt are equally and ratably secured;

     o    to sell assets; and

     o    to make capital expenditures.

          Our 8% Senior Notes due 2012 and our floating rate debt also contain cross-acceleration provisions which will make the occurrence of any acceleration of our debt, or that of any of our Restricted Subsidiaries, in excess of U.S.$10 million an event of default under our 8% notes and our floating rate debt, subject to certain exceptions.

          Our 8% Senior Notes due 2012 also contain a mandatory redemption provision pursuant to which if, for any 12-month period commencing on January 1,
2005 or on any subsequent January 1 there is any "excess cash" (generally
EBITDA, as defined in the indenture with the terms and conditions of the 8%
Senior Notes due 2012, less a series of deductible items and subject to the existence of a minimum cash balance) then upon at least 30-day notice to the
Trustee we will be required on June 30, 2006 and on each subsequent June 30 to apply 100% of such excess (i) to redeem 8% Senior Notes due 2012 in an amount similar to the amount of the capitalized interest, if any, and (2) to apply 75%
of any excess cash after such payments to redeem our 8% Senior Notes due 2012, in both cases at par value.

SOURCES AND USES OF FUNDS - GENERAL

          We expect that our principal source of liquidity will be the cash flow from our own operations. Our principal uses of cash are expected to be debt service requirements of our financial indebtedness, including scheduled debt service and mandatory prepayments, working capital needs and capital expenditures. We do not expect to access in the next few years the capital markets to a significant degree.

          The successful completion of the restructuring and the reduction in our financial debt achieved during 2005 resulted in a level of debt that we deem capable of servicing with cash from operations, although we might experience certain refinancing risk in the years when a significant portion of the proposed restructured debt will mature. This belief is based on a number of assumptions about macroeconomic factors that will affect key components of our business, including, without limitation: the exchange rate of Argentine pesos to U.S.
dollars for the term of our restructured debt; lower rates of inflation in
Argentina for the term of our restructured debt than those experienced in 2002;
a recovery in raw milk production in Argentina; and moderate growth in Argentine gross domestic product and dairy products demand.

          Our cash flows are affected by a number of factors, including the following:

     o    Our expenses are directly influenced by the availability of raw milk in Argentina, as oversupply or shortages of raw milk could affect both volumes and margins, as well as, from the seasonal point of view, the additional inventories due to the increase in raw milk production in our spring and summer. Our expenses are also affected by higher volume of sales as it brings a commensurate increase in costs.

     o    Our cash receipts are affected by the price at which we sell our products, which is subsequently influenced by the purchasing power of the Argentine population and the fluctuations in international prices.
          Our cash inflows are also affected by our outstanding account receivables. Although we do not foresee significant changes in our payment or collection terms, we realize that we are exposed to adverse consequences due to the current extension of payment terms. However, we believe that we are able to keep such risk under control, given our bargaining power due to our leading market position.

     o    Our cash flows generally may also be affected by changes in the
          Argentine and Brazilian economies, including inflation, devaluation and possible price controls.

          These factors may cause us to need additional funds for working capital purposes. We believe that any working capital needs could be covered by specific short-term loans, including pre-export financing.

          We have an agreement with Crecera Finance Company LLC, a financial institution based in San Francisco, California, which provides a committed pre-export facility of U.S.$5 million, valid until December 2006, and believe that further facilities would be available from local banks and other financial institutions.

SOURCES AND USES OF FUNDS -NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2005.

                  CASH FLOW STATEMENT                SEPTEMBER   SEPTEMBER
                (IN MILLIONS OF PESOS)               30, 2004     30, 2005
--------------------------------------------------   ---------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss before extraordinary items                    -160.2      -30.8
Net interest expense and other financial results        128.0       35.8
Provision for income tax                                  0.2        0.0
Depreciation and amortization                            80.2       74.3
Provisions                                               14.7       11.5
Other                                                    -1.8        4.2
                                                        -----      -----
SUBTOTAL                                                 61.1       95.0
Net change in working capital and other                  40.6       -8.4
                                                        -----      -----
NET CASH PROVIDED BY ORDINARY OPERATING ACTIVITIES      101.8       86.6
NET CASH USED IN EXTRAORDINARY ITEMS                      0.0       -2.8
                                                        -----      -----
NET CASH PROVIDED BY OPERATING ACTIVITIES               101.8       83.9

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment               -23.0      -14.7
Purchase of plantations in progress                      -0.4       -3.4
Proceeds from sale of fixed assets and other              2.9        2.3
Net decrease in long-term investments                     1.3        1.2
                                                        -----      -----
NET CASH USED IN INVESTING ACTIVITIES                   -19.2      -14.7

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash contributions from shareholders                      0.0       42.4
Net decrease in borrowings                               -2.9      -18.7
Payment of interest                                      -0.4      -24.7
Net decrease in other liabilities                        -1.2       -0.7
                                                        -----      -----
NET CASH USED IN FINANCING ACTIVITIES                    -4.5       -1.7

INCREASE IN CASH AND CASH EQUIVALENTS                    78.1       67.5
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR          158.6       76.2
                                                        -----      -----
CASH AND CASH EQUIVALENTS AT END OF PERIOD              236.7      143.8
                                                        -----      -----

          Cash flow from operating activities during the nine-month period ended
September 30, 2005, amounted to Ps.83.9 million, Ps.17.9 million less than in the same period of the prior year. Such reduction is primarily attributable to better economic results for the period, which were more than compensated by an increase in working capital expenditures. Cash from operating activities can be split in three components:

     o    Cash generated from the ordinary operating activities, which amounted to Ps.61.1 million and Ps.95.0 million during the nine-month periods ended September 30, 2004 and September 30, 2005, respectively, an improvement of Ps.33.9 million, or 55.5%. Such improvement reflects better economic results obtained during the nine-month period ended
          September 30, 2005, as compared to the same period of the preceding year as evidenced by a combined decrease of Ps.25.7 million in our operating losses and the loss originated in Other Income / Expenses, net.

     o    Cash generated from changes in operating accounts, which represented a cash inflow of Ps.40.6 million and a cash outflow of Ps.8.4 million in the nine-month periods ended September 30, 2004 and September 30,
          2005, respectively. Such change in operating accounts resulted principally from increases in accounts receivable, (ii) inventories and (iii) accounts payable, in line with our higher activity level

     o    Cash used in extraordinary activities during the nine-month period ended September 30, 2005, amounting to Ps.2.8 million.

          Cash used in investing activities during the nine-month period ended
September 30, 2005, amounted to Ps. 14.7 million, Ps. 4.5 million less than in the same period of the previous year, primarily due to decrease in capital expenditures.

          Cash used in financing activities amounted to Ps.1.7 million during the nine-month period ended September 30, 2005, in comparison with an amount of
Ps.4.5 million used during the same period of 2004, primarily due to the combined effect of (i) cash capital contributions of Ps.42.4 million, received from our shareholders during 2005, (ii) an increase of Ps. 24.3 million during
2005 in the payment of interest expenses, and (iii) an increase of Ps.15.8 million in our payments of short-term debt.

          As a consequence of the aforementioned changes, during the nine-month period ended September 30, 2005, our cash balance increased Ps.67.5 million, from Ps.76.2 million as of December 31, 2004 to Ps.143.8 million as of September
30, 2005.

DEBT SERVICE

          As of September 30, 2005, our financial indebtedness was divided as follows:

                               NPV VALUE   FACE VALUE
                               ---------   ----------
1. PRINCIPAL
11,75% Senior Notes due 2008       0.6          0.6
Secured Debt due 2011              9.9          9.9
Floating Rate debt due 2011       38.4         50.6
8% Senior Notes due 2012         136.2        162.6
8% Debt due 2013                  12.1         15.0
Other                              2.7          2.8
                                 -----        -----
TOTAL PRINCIPAL                  199.9        241.5
2. ACCRUED INTEREST                4.6          4.6
                                 -----        -----
TOTAL DEBT                       204.5        246.1
                                 -----        -----

          These amounts are expressed in millions of U.S. dollars, given the fact that practically all of our financial debt is U.S. dollar denominated.

          The net present value of our debt has been calculated, when so required by the Argentine GAAP, applying an interest rate of 12% p.a.

NON-FINANCIAL DEBT

          As of September 30, 2005, we had commercial debt obligations (which include account payables, obligations to pay taxes, salaries and social security payments including obligations to federal, provincial or municipal tax or social security authorities and other liabilities) equivalent to Ps.314.9 million. We plan to meet our commercial debt obligations out of our cash flow. Our ability to meet these obligations will depend on the generation of sufficient cash flow and, in the case of commercial debt obligations denominated in currencies other than pesos, our ability to transfer funds outside of Argentina, a stable exchange rate between the applicable currency and the peso and the availability of foreign exchange.

CAPITAL EXPENDITURES

          Capital expenditures for the nine-month period ended September 30,
2005 (including plantations in progress), amounted to Ps.18.1 million, Ps.5.3 million less than during the same period of 2004. Such reduction is primarily attributable to the fact that, while during the third quarter of 2004 we invested the equivalent to approximately U.S.$4.7 million in milk bottling equipment, our capital expenditures for 2005 included practically only maintenance items (that is, those necessary to maintain the productive capacity of our plants.

          Given the substantial increase in raw milk production experienced in
Argentina since 2004, the increase in milk price in the international markets, as well as the commercial opportunities open to us in the international markets, we are planning to enlarge our powdered milk production capacity as well as to increase our reception capacity for raw milk, given the expected increase in raw milk production over the next few years. The details of this investment remain currently under review (including both technical and cost aspects), however, we believe that its cost will be no less than U.S.$15 million, to be disbursed mostly since the end of 2005 to the first semester of 2007. Excluding this project, our future capital expenditures will be limited to maintenance items, that is, those necessary to maintain the productive capacity of our plants. We estimate that the amount required for this purpose in 2005 will be slightly below U.S.$7.0 million. We also estimate that such capital expenditures could increase gradually over the following years. We expect to finance our capital expenditures through cash generated from operations and therefore our ability to make these expenditures is dependent on, among other things, our ability to generate sufficient funds internally.

                                                        Deloitte & Co. S.R.L.
                                                        Florida 234 5 DEG.
                                                        Capital Federal
                                                        C1005AAF
                                                        Argentina
[Deloitte LOGO]
                                                        Tel: 54 (11) 4320-2700 /
                                                        4326-4046
                                                        Fax: 54 (11) 4325-8081
                                                        www.deloitte.com.ar

                                AUDITORS' REPORT
                                (limited review)

To the Board of Directors of
MASTELLONE HERMANOS SOCIEDAD ANONIMA
Encarnacion Ezcurra 365 - 2 DEG. floor - Suite 310
Buenos Aires

1.   IDENTIFICATION OF FINANCIAL STATEMENTS SUBJECTED TO OUR REVIEW

We have reviewed the consolidated balance sheet of Mastellone Hermanos Sociedad
Anonima and its consolidated subsidiaries (the "Company" - subsidiaries detailed in Note 3 a) to the consolidated financial statements) as of September 30, 2005, and the related consolidated statements of operations, shareholders' equity and cash flows together with their Notes 1 to 13 for the nine-month period ended
September 30, 2005.

The financial statements referred to above constitute information prepared and issued by the Company's Management and Board of Directors, acting in accordance with its exclusive functions. Our responsibility consists of issuing a limited review report based on the review carried out with the scope detailed in section
2.

2.   SCOPE OF OUR WORK

Our review was limited to the application of the procedures established by the auditing standards ruling in the Republic of Argentina, approved by the
Professional Council in Economic Sciences of the City of Buenos Aires for the
limited review of financial statements corresponding to interim periods. These standards determine a scope which is substantially less than the application of all the auditing procedures necessary to be able to issue an audit opinion on the financial statements taken as a whole. Those standards consist basically of applying analytical procedures on amounts included in the financial statements, of carrying out global tests, and of making inquiries of persons responsible for preparing the information included in the financial statements.

Consequently, we do not express an opinion on the Company's consolidated financial position, the consolidated results of its operations, the consolidated changes in shareholders' equity or the consolidated cash flows as of September
30, 2005.

Deloitte & Co. S.R.L. - Registro de Soc. Com. C.P.C.E.C.A.B.A. - T DEG. 1
Folio 3

                                                        A member firm of
                                                        DELOITTE TOUCHE TOHMATSU

                                      F-1

3.   ADDITIONAL PARAGRAPHS

a)   Note 1 to the consolidated financial statements discloses that on October
     22, 2004 the Board of Directors authorized the signature of the contracts that instrumented the unsecured financial debt's restructuring started by the Company in 2002, after receiving the acceptance of creditors representing approximately 97.8% of total unsecured debt.

     Furthermore, on various dates the Company closed several agreements to restructure secured debt, as well as to purchase or renegotiate portion of the debt that was not restructured in October 2004. A summary of the accepted proposals, the portion of debt that was not restructured and the accounting effects of the abovementioned restructuring are also discussed in Note 1 to the consolidated financial statements.

b)   We have previously audited, in accordance with auditing standards generally accepted in Argentina, the consolidated balance sheet of Mastellone
     Hermanos Sociedad Anonima as of December 31, 2004 (which is presented as comparative financial statement for the consolidated balance sheet as of
     September 30, 2005). Our opinion on the financial statements as of that date, based on an audit examination, unqualified, was dated March 7, 2005.

c)   Furthermore, the consolidated statement of operations and consolidated statements of changes in shareholders' equity and of cash flows for the nine-month period ended September 30, 2004, as well as the related additional disclosures, are presented in comparative form with the figures for the nine-month period ended September 30, 2005. On November 9, 2004, we dated our limited review report on the Company's consolidated financial statements for the nine-month period ended September 30, 2004, which included an observation related to the uncertainties on the recovery of a profitability level that would allow the Company to maintain or improve its ability to generate sufficient cash flows to meet its obligations on a timely basis, and to support an increase in the volume of operations.

4.   AUDITORS' MANIFESTATION

Based on our work, as detailed in section 2. of this report, that did not include all the auditing procedures that would allow us to express an audit opinion on the consolidated financial statements subjected to our review, we are in a position to report that:

a)   the consolidated financial statements as of September 30, 2005 referred to in section 1. of this report, prepared in accordance with accounting principles generally accepted in Argentina, have been prepared in agreement with the basis of consolidation described in Note 3 a) to the consolidated financial statements, which follow the guidelines of Technical Resolution N
     DEG. 21 of the Argentine Federation of Professional Councils in Economic
     Sciences (ordered text adopted by the Professional Council of Economic
     Sciences of the City of Buenos Aires in its Resolution CD N DEG. 87/03),
     and its Note 13, that contains segment information, has been prepared following the guidelines of Technical Resolution N DEG. 18 of same
     Federation (as per the above mentioned ordered text).

b)   we have no observations to present on the information included in the financial statements referred to in the preceding paragraph.

                                      F-2

5.   SPECIAL INFORMATION REQUIRED BY LEGAL REGULATIONS IN FORCE
     (nine-month period ended September 30, 2005)

     a)   The financial statements referred to in section 1. are presented in accordance with General Resolution N DEG. 434/03 of the National
          Securities Commission and are recorded in the registered book
          Inventario y Balances;

     b)   As a part of our work, the scope of which is described in section 2., we have reviewed the consolidated Informative Summary shown in F-4 to
          F-6, prepared by the Company's Management and Board of Directors and
          required by the National Securities Commission, on which, in what is subject of our competence, we have no observations to present, except in what concerns to the lack of comparability in:

          o    the consolidated summarized financial position (point 2. of the consolidated Informative Summary) between the information as of
               September 30, 2005, 2004 and 2003 and the information as of
               September 30, 2002 and 2001, because the latter has not been corrected to give retroactive effect to the new accounting standards (Resolutions N DEG. 434/03 and 459/04 of the National
               Securities Commission); and

          o    the consolidated summarized statement of operations (point 3. of the consolidated Informative Summary) between the information for the nine-month periods ended September 30, 2005, 2004 and 2003 and that of 2002 and 2001, because the latter has not been corrected to give retroactive effect to the new accounting standards (Resolutions N DEG. 434/03 and 459/04 of the National
               Securities Commission).

     c)   As per the above mentioned accounting records, the accrued liability with the Social Security National Regime as of September 30, 2005, for
          pension contributions and withholdings to personnel, amounted to thousands of $ 1,622, and was not yet due at that date.

Buenos Aires, Argentina.
November 9, 2005

      HUGO ALBERTO LUPPI (PARTNER)
       Contador Publico (U.B.A.)
C.P.C.E.C.A.B.A. T DEG. 56 - F DEG. 96

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, its member firms and their respective subsidiaries and affiliates. As a Swiss Verein
(association), neither Deloitte Touche Tohmatsu nor any of its member firms has any liability for each other's acts or omissions. Each of the member firms is a separate and independent legal entity operating under the names "Deloitte,"
"Deloitte & Touche," "Deloitte Touche Tohmatsu," or other related names.
Services are provided by the member firms or their subsidiaries or affiliates and not by the Deloitte Touche Tohmatsu Verein.

                                      F-3

                      MASTELLONE HERMANOS SOCIEDAD ANONIMA

                        CONSOLIDATED INFORMATIVE SUMMARY
                            AS OF SEPTEMBER 30, 2005
                             (in thousands of pesos)

1.   BRIEF COMMENT ON THE COMPANY'S ACTIVITIES

     Following the trend observed in prior quarters, during the first nine months of 2005 sales increased by 17.8%, mainly due to the increase in domestic sales, offset by lower exports and sales by foreign subsidiaries.
     We consider this as a highly positive indicator, since, after the Company's efforts to increase its activity level, it shows the success achieving that goal.

     Export sales continued to develop in a positive context due to firm international prices and demand, although with smaller exportable balances due to the good performance of our domestic sales.

     Unfortunately the situation is different from the point of view of margins.
     During the prior quarters we have experienced significant cost increases, principally labor, raw milk and energy costs, which add to prior delays in recognizing cost increases. The declining margin is the main challenge that we must face during the following months.

     We continued re-purchasing or restructuring the debt arising from the
     Senior Notes issued in 1998 and due in 2008, and as at the present date the remaining non-restructured unsecured debt (US$ 351.000) represents only
     0.16% of the amount originally issued (US$ 225.000.000). Finally, we consider it convenient to highlight the improvement in the Company's financial position during 2005.

          o    Principal debt was reduced by approximately US$ 19.7 millions.

          o    Due to that reduction, along with the effect of cash generated from our operating activities and capital contributions received during the year, and despite the negative effect of the increase of the accounting valuation of the restructured debt (with no effect on cash flow), financial debt (net of cash balances)
               decreased during the year by approximately $115 millons
               (equivalent to almost US$ 40 millions), as shown in the table below:

                                           09/30/2005   12/31/2004   DIFFERENCE
                                           ----------   ----------   ----------
Financial Debt
Short-term                                    23,134       27,828
Long-term                                    572,176      614,934
                                             -------      -------
Total                                        595,310      642,762
Less: cash and cash equivalents balances     143,754       76,229
                                             -------      -------
NET FINANCIAL DEBT                           451,556      566,533     (114,977)

                                      F-4

2.   SUMMARIZED CONSOLIDATED FINANCIAL POSITION

                             09/30/2005   09/30/2004   09/30/2003   09/30/2002   09/30/2001
                             ----------   ----------   ----------   ----------   ----------
                                                  (in thousand pesos)

Current assets                  501,402      573,451      497,409      430,787     513,559
Non-current assets            1,143,861    1,247,785    1,374,615    1,745,185   1,498,630
                              ---------    ---------    ---------    ---------   ---------
     TOTAL                    1,645,263    1,821,236    1,872,024    2,175,972   2,012,189
                              =========    =========    =========    =========   =========

Current liabilities             275,691      502,078      647,469      565,895     413,596
Non-current liabilities         634,479      832,242      781,488    1,021,923     697,205
                              ---------    ---------    ---------    ---------   ---------
                                910,170    1,334,320    1,428,957    1,587,818   1,110,801
Minority participation in
   subsidiary companies               1           21        4,380        6,120       6,290
Shareholders' equity            735,092      486,895      438,687      582,034     895,098
                              ---------    ---------    ---------    ---------   ---------
     TOTAL                    1,645,263    1,821,236    1,872,024    2,175,972   2,012,189
                              =========    =========    =========    =========   =========

     Amounts corresponding to September 30, 2005, 2004 and 2003 have been prepared on the basis of the new accounting standards (Resolutions N DEG.
     434/03 and 459/04 of the National Securities Commission).

3.   SUMMARIZED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                   09/30/2005   09/30/2004   09/30/2003   09/30/2002   09/30/2001
                                                   ----------   ----------   ----------   ----------   ----------
                                                               (in thousand pesos - nine-month periods)

Operational ordinary results - income (loss)         (6,436)      (22,533)     (35,884)      19,091      (6,217)
Financial and holding results                       (18,873)     (119,458)     (58,344)     (45,534)    (69,665)
Other income and expenses, net                       (5,498)      (17,998)     (14,041)     (10,999)     (8,520)
Participation in results of affiliated companies
   (clause 33 - Law 19,550)                                                                    (789)        375
                                                    -------      --------     --------     --------     -------
         SUBTOTAL - LOSS                            (30,807)     (159,989)    (108,269)     (38,231)    (84,027)
Income tax                                              (35)         (197)         120
Minority interest in subsidiary companies                (1)           18         (109)         270         743
                                                    -------      --------     --------     --------     -------
      ORDINARY RESULT - LOSS                        (30,843)     (160,168)    (108,258)     (37,961)    (83,284)
                                                    -------      --------     --------     --------     -------
Extraordinary items                                  35,175       289,643                  (241,889)
Income tax                                                                                     (383)
Minority interest in subsidiary companies                                                      (181)
                                                    -------      --------     --------     --------     -------
      EXTRAORDINARY RESULTS - INCOME (LOSS)          35,175       289,643                  (242,453)
                                                    -------      --------     --------     --------     -------
      NET INCOME (LOSS) FOR THE PERIOD                4,332       129,475     (108,258)    (280,414)    (83,284)
                                                    =======      ========     ========     ========     =======

     Amounts corresponding to September 30, 2005, 2004 and 2003 have been prepared on the basis of the new accounting standards (Resolutions N DEG.
     434/03 and 459/04 of the National Securities Commission).

                                      F-5

4.   PRODUCTION AND SALES VOLUME

                                      ACCUMULATED SALES
                  09/30/2005   09/30/2004   09/30/2003   09/30/2002   09/30/2001
                  ----------   ----------   ----------   ----------   ----------
                        (in thousand liters of milk - nine-month periods)

Domestic market      898,719     769,317      695,203      794,419       844,934
Foreign market       109,886     220,535       70,148      186,808       165,811
                   ---------     -------      -------      -------     ---------
   TOTAL           1,008,605     989,852      765,351      981,227     1,010,745
                   =========     =======      =======      =======     =========

     Production volumes are similar to sales volumes due to perishable nature of marketed products.

5.   RATIOS

                                     09/30/2005   09/30/2004   09/30/2003   09/30/2002   09/30/2001
                                     ----------   ----------   ----------   ----------   ----------

Current assets to current
   liabilities                          1.82         1.14         0.77         0.76         1.24
Shareholders' equity to total
   liabilities                          0.81         0.36         0.31         0.37         0.81
Non-current assets to total assets      0.70         0.69         0.73         0.80         0.74

6.   OUTLOOK

     We maintain our belief that we will observe a positive trend regarding the demand of our products and milk supply. We also consider that margins will be the main challenge to be faced by the Company, in light of their disturbing decline. Our future performance will depend essentially on the way we can defend our margins of cash generation.

Buenos Aires, November 9, 2005

                                      F-6

MASTELLONE HERMANOS SOCIEDAD ANONIMA
CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2005
AND DECEMBER 31, 2004
(in thousands of Argentine pesos)

                                                                  SEPTEMBER    DECEMBER
                                                                  30, 2005     31, 2004
                                                                  ---------   ---------

                            ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                        143,754      76,229
   Trade accounts receivable, net (Note 4 a)                        177,059     141,035
   Other receivables, net (Notes 4 b and 7)                          22,075      39,504
   Inventories (Note 4 c)                                           158,514     133,634
                                                                  ---------   ---------
      TOTAL CURRENT ASSETS                                          501,402     390,402
                                                                  ---------   ---------

NON-CURRENT ASSETS
   Other receivables, net (Note 4 b)                                 39,418      37,961
   Deferred income tax (Note 4 d)                                         5
   Investments                                                       12,714       8,257
   Spare parts and supplies (Note 4 e)                               25,570      25,723
   Property, plant and equipment, net (Notes 4 f and 7)             984,398   1,046,110
   Plantations in progress (Note 4 g)                                57,465      58,509
   Intangible assets, net (Note 4 h)                                    100         149
   Other non-current assets (Notes 4 i and 7)                        24,196      24,990
                                                                  ---------   ---------
      TOTAL NON-CURRENT ASSETS                                    1,143,861   1,201,704
                                                                  ---------   ---------
      TOTAL                                                       1,645,263   1,592,106
                                                                  =========   =========

              LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable (Notes 4 j and 7)                               205,501     154,569
   Loans (Notes 4 k and 7)                                           23,134      27,828
   Taxes, accrual for tax relief and other (Note 4 l and 7)          20,628      17,828
   Accrued salaries, wages, payroll taxes and others (Note 4 m)      21,180      19,483
   Accrued litigation and other expenses (Note 4 n)                   5,248       5,034
                                                                  ---------   ---------
      TOTAL CURRENT LIABILITIES                                     275,691     224,742
                                                                  ---------   ---------

NON-CURRENT LIABILITIES
   Accounts payable (Notes 4 j and 7)                                16,285      20,220
   Loans (Notes 4 k and 7)                                          572,176     614,934
   Taxes and accrual for tax relief (Notes 4 l, 7 and 8)             33,182      36,202
   Accrued salaries, wages, payroll taxes and others (Note 4 m)         733       1,125
   Deferred income tax (Note 4 d)                                         6
   Accrued litigation and other expenses (Note 4 n)                  12,097      11,767
                                                                  ---------   ---------
      TOTAL NON-CURRENT LIABILITIES                                 634,479     684,248
                                                                  ---------   ---------
      TOTAL LIABILITIES                                             910,170     908,990
MINORITY INTEREST                                                         1           1
SHAREHOLDERS' EQUITY                                                735,092     683,115
                                                                  ---------   ---------
      TOTAL                                                       1,645,263   1,592,106
                                                                  =========   =========

                The attached Notes are an integral part of these
                       consolidated financial statements.

                                      F-7

MASTELLONE HERMANOS SOCIEDAD ANONIMA
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE
NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004
(in thousands of Argentine pesos)

                                                                 SEPTEMBER   SEPTEMBER
                                                                  30, 2005   30, 2004
                                                                 ---------   ---------

Net sales (Note 4 o)                                             1,176,185     998,568
Cost of sales (Note 4 p)                                          (939,183)   (823,369)
                                                                 ---------    --------
      GROSS INCOME                                                 237,002     175,199

Expenses:
   Selling (Note 4 q)                                             (199,450)   (156,775)
   General and administrative (Note 4 q)                           (42,371)    (34,733)
   Other (Note 4 q)                                                 (1,617)     (6,224)
                                                                 ---------    --------
      OPERATING LOSS                                                (6,436)    (22,533)
Other income (expenses), net  (Note 4 r)                            (5,498)    (15,105)
Amortization of goodwill                                            (2,893)
Interest expense                                                   (39,763)   (104,285)
Interest income                                                      3,464       1,859
Holding results and other financial results (including charges
   due to adjustments to present value)                             17,426     (17,032)
                                                                 ---------    --------
NET ORDINARY LOSS BEFORE INCOME TAX, MINORITY INTEREST AND
   EXTRAORDINARY ITEMS
                                                                   (30,807)   (159,989)

Income tax (Note 4 s)                                                  (35)       (197)
Minority interest                                                       (1)         18
                                                                 ---------    --------
      NET LOSS BEFORE EXTRAORDINARY ITEMS                          (30,843)   (160,168)
                                                                 ---------    --------

Extraordinary items - Income (Note 4 t)                             35,175     289,643
Income tax (Note 4 u)
                                                                 ---------    --------
      EXTRAORDINARY INCOME                                          35,175     289,643

                                                                 ---------    --------
      NET INCOME FOR THE PERIOD                                      4,332     129,475
                                                                 =========    ========

EARNINGS PER COMMON SHARE
      Ordinary loss                                                  (0.07)      (0.39)
      Extraordinary income                                            0.08        0.71
                                                                 ---------    --------
      TOTAL                                                           0.01        0.32
                                                                 =========    ========

                The attached Notes are an integral part of these
                       consolidated financial statements.

                                      F-8

MASTELLONE HERMANOS SOCIEDAD ANONIMA
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY FOR THE
NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004
(in thousands of Argentine pesos)

                                                                                   SEPTEMBER 30, 2005
                                                     ------------------------------------------------------------------------------
                                                                                                                 Retained
                                                                   Shareholders' contributions                   earnings
                                                     --------------------------------------------------------  -----------
                                                              Adjustment  Additional   Irrevocable             Accumulated
                                                      Common  to common     paid-in      capital                 earnings
                                                      stock     stock       capital   contributions    Total     (losses)    Total
                                                     -------  ----------  ----------  -------------  --------  -----------  -------

BALANCE AT BEGINNING OF YEAR                         409,902    490,763     44,090          366       945,121   (262,006)   683,115

   Irrevocable capital contributions accepted by
      the Board of Directors on February 8, 2005
      (Note 6):
         Shares in other company                                                          5,305         5,305                 5,305
         Cash                                                                            42,392        42,392                42,392

   Resolution of General Ordinary and Extraordinary
      Shareholders' Meeting held on March 31, 2005
      (Note 6):
         Absorption of accumulated losses                      (217,550)   (44,090)        (366)     (262,006)   262,006
         Adjustment to irrevocable capital
            contributions - shares in other company                                         (52)          (52)                  (52)
         Capitalization of irrevocable capital
            contributions - shares in other company    5,253                             (5,253)
         Capitalization of irrevocable capital
            contributions - cash                      42,392                            (42,392)

Net income for the period                                                                                          4,332      4,332
                                                     -------    -------    -------      -------      --------   --------    -------
BALANCE AT END OF PERIOD                             457,547    273,213                               730,760      4,332    735,092
                                                     =======    =======    =======      =======      ========   ========    =======

                                                     SEPTEMBER
                                                      30, 2004
                                                     ---------

                                                       Total
                                                      -------

BALANCE AT BEGINNING OF YEAR                          357,420

   Irrevocable capital contributions accepted by
      the Board of Directors on February 8, 2005
      (Note 6):
         Shares in other company
         Cash

   Resolution of General Ordinary and Extraordinary
      Shareholders' Meeting held on March 31, 2005
         (Note 6):
         Absorption of accumulated losses
         Adjustment to irrevocable capital
            contributions - shares in other company
         Capitalization of irrevocable capital
            contributions - shares in other company
         Capitalization of irrevocable capital
            contributions - cash

Net income for the period                             129,475
                                                      -------
BALANCE AT END OF PERIOD                              486,895
                                                      =======

                The attached Notes are an integral part of these
                       consolidated financial statements.

                                      F-9

MASTELLONE HERMANOS SOCIEDAD ANONIMA
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE
NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004
(in thousands of Argentine pesos)

                                                                    SEPTEMBER   SEPTEMBER
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS                      30, 2005     30, 2004
-----------------------------------------------------------------   ---------   ---------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss before extraordinary items                                  (30,843)   (160,168)
Adjustments to reconcile net loss before extraordinary items to net cash provided by operating activities:
   Interest expense                                                   39,763     104,285
   Interest income                                                      (438)       (397)
   Provision for income tax                                               35         197
   Depreciation of property, plant and equipment                      74,059      77,011
   Consumption of supplies                                             3,378
   Amortization of intangible assets                                      49          83
   Amortization of other investments                                     246         253
   Amortization of goodwill                                                        2,893
   Provision for doubtful accounts, sale rebates, other assets,
      litigation and contingencies                                    11,514      14,651
   Financial and holding results, net                                 (3,745)     24,043
   Loss on sale and withdrawals of assets                                794         603
   Change in minority interest                                                    (2,379)
   Payments of interest                                                   (9)        (62)
   Collection of interest                                                201         135
                                                                     -------    --------
SUBTOTAL                                                              95,004      61,148
Net change in working capital and other components (Note 3 c) 18)     (8,355)     40,646
                                                                     -------    --------
NET CASH PROVIDED BY ORDINARY OPERATING ACTIVITIES                    86,649     101,794
                                                                     -------    --------
Extraordinary items - Income                                          35,175     289,643
Adjustments to reconcile extraordinary items - income to net cash used in extraordinary items:
   Net gain on renegotiation of debt                                 (37,962)   (330,569)
   Debt restructuring fees, expenses and commissions                              20,101
   Valuation allowance for other assets                                           20,825
                                                                     -------    --------
NET CASH USED IN EXTRAORDINARY ITEMS                                  (2,787)
                                                                     -------    --------
NET CASH PROVIDED BY OPERATING ACTIVITIES                             83,862     101,794
                                                                     -------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of property, plant and equipment                         (14,653)    (22,980)
   Purchase of plantations in progress                                (3,440)       (389)
   Proceeds from sale of property, plant and equipment and other
      assets                                                           2,270       2,922
   Net decrease in other non-current investments                       1,158       1,282
                                                                     -------    --------
NET CASH USED IN INVESTING ACTIVITIES                                (14,665)    (19,165)
                                                                     -------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Cash contributions from shareholders                               42,392
   Net decrease in borrowings                                        (18,714)     (2,864)
   Payment of interest                                               (24,693)       (417)
   Net decrease in other liabilities                                    (657)     (1,249)
                                                                     -------    --------
NET CASH USED IN FINANCING ACTIVITIES                                 (1,672)     (4,530)
                                                                     -------    --------
INCREASE IN CASH AND CASH EQUIVALENTS                                 67,525      78,099
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                        76,229     158,611
                                                                     -------    --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                           143,754     236,710
                                                                     =======    ========

                The attached Notes are an integral part of these
                       consolidated financial statements.

                                      F-10

MASTELLONE HERMANOS SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of Argentine pesos)

NOTE 1 -FINANCIAL DEBT RESTRUCTURING

a)   Unsecured debt:

     On September 16, 2004, the Company presented to its unsecured financial creditors the final proposal for the restructuring of its debt, and requested the corresponding proxies. According to that proposal, creditors could choose between the cash tender offer up to a determined maximum amount and at a price equal to 60% of aggregate principal amount (subject to prorating and reallocation), or exchange at par the existing debt for
     New Senior Notes.

     The deadline for the acceptance by creditors of the terms of the debt restructuring process started by the Company in 2002 was October 19, 2004, and creditors representing approximately 97.8% of total unsecured debt accepted.

     On October 22, 2004, the Board of Directors authorized the signature of the contracts through which the restructuring was instrumented.

     The set of options contained in the accepted restructuring proposal and the agreements signed were the following:

          a.   Cash Tender offer: Creditors were offered the repurchase of their debt, up to US$ 85 million at a price equal to 60% of its
               principal amount, excluding additional payment of interest accrued and unpaid on the existing debt, subject to prorating and reallocation if interested creditors exceeded the maximum cash tender offer amount. The repurchased debt amounted to
               US$85,015,118.65.

          b.   Exchange offer: The Company offered to exchange the existing financial debt for new debt under the following conditions:

               o    For each US$1,000 principal amount of existing Senior Notes due 2008, US$1,000 principal amount of (a) a New Senior Note
                    - Series A (listed in the Buenos Aires Stock Exchange), or
                    (b) a New Collateralized Floating Rate Debt (U.S.
                    Dollar-denominated); and

               o    For each item of our existing bank debt, a principal amount of (a) a New Senior Note (U.S. Dollar-denominated) - Series
                    B (unlisted) equal or equivalent to the principal amount of such item of existing bank debt, or (b) a New Collateralized
                    Floating Rate Debt denominated in the currency of such item of existing bank debt.

               No additional payment was recognized in respect of interest accrued and unpaid on the existing debt the Company offered to exchange.

                                      F-11

               Following the closing of the restructuring, the Company issued
               New Senior Notes due June 30, 2012 for a total amount of
               US$157,190,000, and New Collateralized Floating Rate Debt for the
               equivalent of approximately US$79,700,000.

          c.   New Notes: New Senior Notes consist of two series, Series A
               (listed in the Buenos Aires Stock Exchange), and Series B
               (unlisted). They accrue interest at a rate of 8% per annum, payable in cash, semi-annually (every June 30 and December 31), in arrears.

          d.   Certain specific conditions of the New Senior Notes: They are described below:

               I.   Limited right to capitalize interest: On any interest
                    payment date prior to 2007, a portion of the interest
                    payment due and payable on such date could be paid through the issuance of the additional New Senior Notes in an
                    aggregate principal amount not to exceed the total of US$10 million.

               II.  Mandatory redemption from excess cash flow: On each June 30, commencing with June 30, 2006, the Company shall (a) apply the excess cash from the preceding fiscal year to redeem at par the New Senior Notes in an amount up to the principal
                    amount of the New Senior Notes previously issued to pay a
                    portion of interest accrued on such New Senior Notes
                    pursuant to paragraph I above, and (b) provided that the
                    excess cash flow for the preceding year exceeds by at least
                    US$1 million or its equivalent the amount applied on such
                    redemption date pursuant to the preceding clause (a), apply to redeem ratably and at par a principal amount of the New
                    Senior Notes equal to 75% of (x) such excess cash for such preceding fiscal year minus (y) the amount so applied
                    pursuant to the preceding clause (a).

                    "Excess cash" is defined on the basis of EBITDA for a given fiscal year, adding and deducting certain items which are
                    also defined for its use in the above clause. In no case the pro forma cash balance after these mandatory repayments
                    could be lower than US$10 million or 1.5% of net sales,
                    whichever is higher.

               III. Registration rights: the Company offered to the holders of the New Senior Notes the exchange for new notes,
                    substantially with the same conditions, registered with the
                    United States of America Securities and Exchange Commission
                    ("SEC"). Such registration became effective on May 24, 2005.
                    According to the terms agreed with the noteholders, the
                    exchange of the New Senior Notes for the registered new
                    notes was completed on June 8, 2005 as described below:

                                      F-12

             Amount -
Series   Thousands of US$   SEC registration
------   ----------------   ----------------
 A-1           11,146              No
 A-2          142,874             Yes
 B-2            3,170             Yes
              -------
              157,190
              =======

          e.   Floating Rate Debt: New Collateralized Floating Rate Debt, with maturity date on December 31, 2011. Principal will be paid as follows:

                         % OF THE ORIGINAL
PRINCIPAL PAYMENT DATE   PRINCIPAL AMOUNT
----------------------   -----------------
December 31, 2007                5
June 30, 2008                    5
December 31, 2008                5
June 30, 2009                    5
December 31, 2009               10
June 30, 2010                   10
December 31, 2010               20
June 30, 2011                   20
December 31, 2011               20

               The New Collateralized Floating Rate Debt accrues interest on a floating rate basis at an interest rate determined by reference to LIBOR applicable to U.S. dollar or Euro deposits, for
               successive periods, the first of which commenced on July 31,
               2004, plus 2.5%, provided, however that such rate of interest shall not exceed 5% per annum. Interest will be paid in cash and in arrears on December 31 or on June 30 every year.

               Each item of the New Collateralized Floating Rate Debt is
               denominated in the currency of the existing debt exchanged for such item. This debt ranks as senior debt.

          f.   Certain terms and conditions applicable to both the New
               Collateralized Senior Notes and the New Collateralized Floating
               Rate Debt:

               I.   Collateral: Both types of debt are secured on a first
                    priority basis by a pledge to the collateral agent by the
                    shareholders of Mastellone Hermanos S.A., of a number of
                    shares equal to 49% of the Company's capital stock and
                    voting rights multiplied by a fraction, the numerator of
                    which is the aggregate principal amount of the New
                    Collateralized Senior Notes (or of the New Collateralized
                    Floating Rate Debt, depending on the case), and the
                    denominator of which is such aggregate principal amount of the New Senior Notes

                                      F-13

                    plus the aggregate principal amount of the New
                    Collateralized Floating Rate Debt.

               II.  Subsidiary guarantee: The subsidiaries Leitesol Industria e
                    Comercio Ltda., Mastellone San Luis S.A. and Promas S.A.
                    guarantee the New Collateralized Senior Notes and the New
                    Collateralized Floating Rate Debt.

               III. Additional amounts: Generally, the Company will pay such additional amounts as may be necessary so that the amount
                    received by holders of the New Collateralized Senior Notes after tax-related withholdings or deductions in relation to the New Collateralized Senior Notes, will not be less than the amount that holders of the New Collateralized Senior
                    Notes would have received in the absence of the withholding or deduction. If an item of the New Collateralized Floating
                    Rate Debt is transferred to a holder that is subject to a
                    higher withholding tax than the tax that is applicable to
                    the transferor, the Company shall only pay the withholding tax applicable to the transferor on the date of the
                    transfer.

               IV.  Optional redemptions or voluntary repayments: (a) The
                    Company may redeem the New Collateralized Senior Notes, in whole or part, at any time or from time to time, at par plus interest accrued to the redemption date on the amount
                    redeemed; (b) subject to certain conditions, the Company may repurchase New Collateralized Senior Notes in the open
                    market, or by a tender or through direct transactions, at
                    any price; (c) additionally, subject to compliance with the
                    Indenture, the Company may repay the New Collateralized
                    Floating Rate Debt in whole or in part, at any time, at par plus interest accrued to the repayment date on the amount
                    repaid, inasmuch as such prepayment is funded by means of
                    new financial facilities, with comparable or better
                    financial costs and payment terms.

               V.   Certain covenants: The Company has issued the New
                    Collateralized Senior Notes under an Indenture and the New
                    Collateralized Floating Rate debt under a loan agreement.
                    Under both agreements the Company is bound by certain
                    covenants, including reporting requirements, and limitations affecting the Company's ability and the restricted
                    subsidiaries' ability to: borrow money, pay dividends on
                    stock, redeem stock or redeem subordinated debt, make
                    investments, sell capital stock of subsidiaries, guarantee other indebtedness, enter into agreements that restrict
                    dividends or other distributions from restricted
                    subsidiaries, enter into transactions with unrestricted
                    subsidiaries and affiliates outside the ordinary course of business, create or assume liens, engage in mergers or
                    consolidations, and enter into a sale of all or
                    substantially all of the Company's assets, and prepay the
                    New Collateralized Floating Rate

                                      F-14

                    Debt (covenant only applicable for the New Collateralized
                    Senior Notes).

               VI.  Other penalties: There are several clauses relating to change of control and other events of default, which will
                    permit acceleration of the payment of the principal of and accrued interest on the New Collateralized Senior Notes and the New Collateralized Floating Rate Debt. Moreover, under certain circumstances, the Company shall repay both debts
                    with funds arising from sales of assets.

               VII. Governing law: For new debt instruments, the Indenture, the loan agreement and the subsidiary guarantee, the governing law is the law of the State of New York. Argentine law
                    applies for the pledge of shares as collateral of the new
                    debt.

          g.   Public offering and listing of the New Collateralized Senior
               Notes:

               The Argentine National Securities Commission (Comision Nacional
               de Valores or CNV) approved the issuance of the New
               Collateralized Senior Notes into the Public Offering Regime through its Resolution N DEG. 14,925 dated October 7, 2004, and amongst them the New Collateralized Senior Notes Series A are authorized for listing in the Buenos Aires Stock Exchange as from
               October 14, 2004 (see also paragraph c) 1. of this Note 1).

b)   Secured debt:

     The Company has conducted separate negotiations with all its secured financial creditors that held about 5% of the total existing financial debt as of September 30, 2003.

          o    On November 7, 2003, an agreement was reached to restructure the
               Company's secured debt with Rabobank Curacao N.V. The Company's main powdered milk plant and the assets in the plant were pledged as collateral for the debt. This agreement provided for a
               reduction of interest rates and for the repayment of principal in quarterly installments, with the last payment due on June 30,
               2006. This debt was prepaid in full in March 2005.

          o    In addition, on April 6, 2004, an agreement was reached with
               COFACE to restructure the Company's debt, secured by a pledge over tanks used to transport milk. This agreement provided for a reduction of interest rates and for the repayment of principal in semiannual installments, with the last payment due on October 6,
               2005. This debt was prepaid in full in March 2005.

          o    Finally, the Company has agreed to the refinancing of its secured loan with CALYON (successor of Credit Lyonnais S.A. - France).
               The proceeds from the original loan were used to finance the acquisition of a cheese plant, which was never placed in
               operations. Such plant was

                                      F-15

               pledged as collateral for the debt. On June 4, 2004 the Company's
               Board of Directors approved the refinancing agreement consisting in releasing the Company from the payment of interest accrued through June 3, 2004 and the repayment of the entire outstanding principal of US$9,852,998 in increasing semi-annual installments, with the first payment due on March 30, 2006 and the final payment due on March 30, 2010, bearing interest at LIBOR plus
               2.5%, with a cap of 5% annually.

               CALYON and the Company also agreed to attempt to sell the plant for cash at a floor price of US$4,500,000. The proceeds from the sale will be used to repay a portion of the refinanced secured loan, and the principal of the refinanced debt will be further reduced by US$1,500,000 if the sale occurs prior to December 31,
               2005. As of September 30, 2005 and December 31, 2004 the
               outstanding principal amounts to US$9,852,998.

c)   The effects of the restructuring of the unsecured financial debt under the terms described in the paragraphs above, were the following:

     1.   Simple, non-convertible Notes issued on March 31, 1998:

                                                         AMOUNT - THOUSANDS
         BALANCES AND EFFECTS OF THE PROPOSAL                   OF US$
------------------------------------------------------   ------------------
Total amount issued                                           225,000
Less: Cash Tender offer at 60% of face value                  (63,832)
Less: Exchange offer
   New Senior Collateralized Notes - Series A                (154,020)
   New Collateralized Floating Rate Debt                          (57)
                                                             --------
NON-RESTRUCTURED 1998 SENIOR NOTES OUTSTANDING BALANCE          7,091
                                                             ========

          Additionally, bank debt amounting to thousands of US$3,170 was exchanged for New Senior Collateralized Notes - Series B.
          Consequently, the New Senior Collateralized Notes - Series A and B
          amount to thousands of US$157,190.

          On February 4, 2005 the Company purchased US$ 1,000,000, face value, of the 11.75% Senior Notes due 2008 of the small portion which did not participate in the renegotiation agreed in October 2004. After the purchase, the Company derecognized the liability corresponding to such
          Senior Notes due 2008.

          Furthermore, on June 23, 2005 the Company agreed with the noteholder of another portion of the Senior Notes due 2008 which did not participate in the renegotiation agreed in October 2004, the restructuring of Senior Notes due 2008 with face value of US$
          5,390,000. This agreement stipulates the exchange of the
          abovementioned Senior Notes due 2008 for New Collateralized Senior
          Notes due 2012, essentially under the same conditions as the Notes issued in October 2004, including the right to collect interest accrued as from July 31, 2004. The exchange of the Senior Notes due
          2008 for the Senior Notes (Series C) was approved by the CNV on
          September 7, 2005.

                                      F-16

          After the abovementioned transaction, total New Collateralized Senior
          Notes issued by the Company amount to US$ 162,580,000 face value
          (Series A, B and C).

          On July 27, 2005 the Company purchased Senior Notes due 2008 with a face value of US$ 100,000.

          On October 14, 2005 the Company purchased Senior Notes due 2008 with a face value of US$ 250,000.

          After the abovementioned transactions the remaining face value of the
          Senior Notes due 2008 amounts now to US$ 351,000.

     2.   Existing unsecured bank debt:

                                                AMOUNT - THOUSANDS
     BALANCES AND EFFECTS OF THE PROPOSAL             OF US$
---------------------------------------------   ------------------
Existing bank debt                                   104,021
Less: Cash Tender offer at 60% of face value         (21,183)
Less: Exchange offer
   New Senior Collateralized Notes - Series B         (3,170)
   New Collateralized Floating Rate Debt             (79,668)
                                                     -------
NON-RESTRUCTURED UNSECURED DEBT
                                                     =======

          New Collateralized Floating Rate Debt amounts to the equivalent of thousands of US$79,725. The sum of thousands of US$ 79,725 includes the exchange of Notes due 2008 of thousands of US$ 57 and unsecured bank debt of thousands of US$ 79,668.

          On February 8, 2005 the loan agreement with Compagnie Gervais Danone, renegotiated together with the other debts on October 22, 2004
          (converted into New Collateralized Floating Rate Debt in that renegotiation) was amended as follows:

               a.   The amount of the debt was reduced through a waiver from
                    US$29,131,433 to US$15,000,000.

               b.   Instead of repaying in installments between 2007 and 2011 as previously agreed, it will be repaid in a single payment on
                    December 31, 2013.

               c.   Instead of a floating interest rate of LIBOR plus 2.5% with a cap of 5%, the interest on the debt is fixed at 8%
                    commencing from January 1, 2005.

               d.   Other revisions were introduced to the loan agreement to
                    incorporate to the extent possible the other conditions of this debt to those of the New Collateralized Senior Notes
                    due 2012.

                                      F-17

          The portion of the debt with Compagnie Gervais Danone that was waived of US$14,131,433 (thousands of pesos 41,260) was credited to income as an extraordinary item in February 2005.

     3.   Release from payment of interest accrued up to July 30, 2004 on the
          Senior Notes due 2008 and the existing unsecured financial debt, including penalty interest, amounting to an equivalent of thousands of
          US$111,233 or thousands of pesos 331,585 was credited to income as an extraordinary item in 2004.

     4.   The outstanding balance of non-restructured Senior Notes due 2008 continues accruing the originally agreed interest rates, including the pertinent penalty interest.

d)   Accounting for the debt restructuring:

     1.   During the year ended December 31, 2004, the following items were charged or credited to extraordinary results:

                                                              AMOUNT - THOUSANDS
                            ITEM                                   OF PESOS
-----------------------------------------------------------   ------------------
Release from payment of accrued interest and penalty
   interest computed at the interest rates applicable
   before the debt restructuring                                   323,292
Restructuring expenses for the Senior Notes and the bank
   debt, either those capitalized up to June 30, 2004, or
   those accrued as agreed for the closing of the
   transaction                                                     (19,089)
Income arising from the Cash Tender of US$85,015 at 60% of
   its face value                                                  100,709
Income arising from the recording of the fair value of the
   new debt (see point 2. below)                                   155,945
                                                                   -------
EXTRAORDINARY GAIN ARISING FROM THE RESTRUCTURING OF THE
   UNSECURED DEBT                                                  560,857
                                                                   =======

     2.   Argentine accounting standards provide that an exchange of debt instruments with substantially different terms is considered an extinguishment of debt and that the old debt instrument should be derecognized from the company's balance sheet. The new debt instrument should be initially recorded at fair value and such amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid (including payment of interest) under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. The amount of the debt extinguishment gain of thousands of pesos 155,945, using a market interest rate of 12% per annum to determine the present value of future cash flows of the new debt, was credited to income as an extraordinary item in 2004.

     3.   The debt not included in the restructuring agreements is presented as a non-current liability based on its original maturity date (2008).

                                      F-18

NOTE 2 - THE COMPANY - OPERATIONS AND MAJOR CUSTOMERS

Mastellone Hermanos Sociedad Anonima and its consolidated subsidiaries (the
"Company") is Argentina's leading processor and manufacturer of fresh consumption dairy products.

Its sales are concentrated in the Buenos Aires metropolitan area, Argentina's largest market for such products, but the Company's operations cover practically every significant market throughout the rest of the country.

The Company also exports dairy products (mainly powdered milk) and provides a number of services (including raw milk procurement and industrial services) to
Danone Argentina S.A. (Danone) under long-term agreements (see Note 9).

No single customer accounts in excess of 10% of the Company's net sales.

The Company's sales are summarized by distribution channels as follows:

                                            SEPTEMBER   SEPTEMBER
                                             30, 2005    30, 2004
                                            ---------   ---------
Domestic sales:
   Traditional retailers and supermarkets     869,050    679,750
   Government and commercial bids             112,760    105,234
   Other                                       43,817     14,405
   Services                                    20,234     28,899
Export / Foreign                              130,324    170,280
                                            ---------    -------
      TOTAL                                 1,176,185    998,568
                                            =========    =======

NOTE 3 - ACCOUNTING POLICIES

A)   CONSOLIDATED FINANCIAL STATEMENTS

     The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Argentina
     ("Argentine GAAP"). The format and disclosures have been adapted to conform more closely to the form and content of financial statements presented in accordance with generally accepted accounting principles in the United
     States of America ("U.S. GAAP").

     The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. All material intercompany accounts and transactions have been eliminated in the consolidation.

                                      F-19

     The accounts of the following companies were included in consolidation:

                                                        % OF HOLDING
                                              --------------------------------
                                              SEPTEMBER   DECEMBER   SEPTEMBER
                  COMPANY                      30, 2005   31, 2004   30, 2004
-------------------------------------------   ---------   --------   ---------
Con-Ser Promotora y Asesora de Seguros S.A.      99.99       99.99      99.96
Frigorifico Rydhans S.A.                        100.00      100.00     100.00
Leitesol I.C.S.A. (1)                           100.00      100.00     100.00
Marca 4 S.A.                                     99.99       99.99      99.99
Mastellone Hermanos do Brasil Comercial e
   Industrial Ltda. (dormant)                   100.00      100.00     100.00
Mastellone San Luis S.A.                        100.00      100.00     100.00
Promas S.A.                                     100.00      100.00      99.98
Puralactea S.A.                                 100.00      100.00      99.99

     (1)  Leitesol I.C.S.A. is a Brazilian subsidiary of Mastellone Hermanos
          Sociedad Anonima. It is an integrated subsidiary, with no independent cash flow, trading exclusively Company's products in the Brazilian market. The remeasurement of the financial statements of Leitesol
          I.C.S.A. from foreign currency to local currency was credited or charged to statement of operations.

B)   REVENUE RECOGNITION

     The Company, same as its foreign subsidiary, recognize revenue from product sales when a product has been delivered and risk of loss has passed to the customer, collection of the resulting receivable is probable, persuasive evidence of an arrangement exists, and the price is fixed or determinable.
     Delivery occurs, in the case of product sales to domestic customers, when products are received by or physically transferred to the custody of the customers, generally at their respective warehouses as the term of such shipments is usually FOB Destination. In the case of product sales to customers outside the country, delivery occurs after the Company has completed customs shipment procedures domestically and has transferred custody of the product to buyer's transportation carrier as the term of such shipments is usually FOB Shipping Point. The Company records cash discounts and volume rebates at the time the related revenue from product sale is RECOGNIZED. Such discounts are reported as reduction from the related revenue from product sale. It also maintains allowance for doubtful accounts based on customer collection history and for trade discounts and sales returns based on historical experience.

     The Company recognizes service revenues as follows: (i) production of specific products on behalf of other companies ("facon" agreements) - when a customer picks up the product produced from the Company's manufacturing facilities; (ii) procurement of raw milk for Danone- when the Company delivers the raw milk it procured to the manufacturing facility of Danone;
     and (iii) provision of marketing and other administrative services to
     Logistica La Serenisima Sociedad Anonima - over the agreed service period.

                                      F-20

C)   VALUATION CRITERIA

     1)   Accounting principles

          o    Applied in 2005

               The Company applies the valuation and presentation criteria established in Technical Resolutions N DEG. 8, 9 and 16 to 21
               issued by the Argentine Federation of Professional Councils in
               Economic Sciences (approved by Resolution CD N DEG. 87/03 issued by the Professional Council in Economic Sciences of the city of
               Buenos Aires), with certain modifications introduced by the CNV.

          o    To be applied in 2006

               On August 10, 2005 the Professional Council in Economic Sciences
               of the city of Buenos Aires issued its Resolution CD N DEG.
               93/2005 as part of the process of national unification of
               accounting principles, which also involved the issuance of
               Resolution N DEG. 312/2005 by the Argentine Federation of
               Professional Councils in Economic Sciences. In respect to
               modifications that will be in force in year 2006, or as at the closing of 2005 closing (since early application is admitted), the Board of Directors and Management estimate that there will be no material effects. The Company will decide the timing of the application once the CNV had issued its resolution regarding the adoption of Resolution CD N DEG. 93/2005 of the Professional
               Council.

     2)   Monetary items - Cash, cash equivalents, receivables and liabilities stated in Argentine pesos, have been valued at their nominal values plus accrued interest as of the end of the period or year, when applicable.

          Long-term receivables and payables, non-interest earning or bearing, have been valued at their present value.

     3)   Foreign currency denominated assets and liabilities - Foreign currency denominated assets and liabilities have been stated at the closing exchange rate. On March 6, 2002, the Professional Council in Economic
          Sciences issued Resolution MD N DEG. 3/2002, that mandated the capitalization of exchange differences arising from foreign currency denominated liabilities used to finance, directly, the acquisition, production or construction of an asset. Resolution MD N DEG. 3/2002 included also an option to capitalize exchange differences in other assets financed indirectly with foreign currency denominated liabilities. The Company adopted such optional treatment for the acquisition or construction of property, plant and equipment indirectly financed in foreign currencies (see points 7) and 8)
          below).

          Resolution CD N DEG. 87/2003 issued by the Professional Council in
          Economic Sciences and effective July 28, 2003, superseded Resolution
          MD N DEG. 3/2002, so that the Company capitalized exchange differences generated up to the

                                      F-21

          abovementioned date, which are currently part of the assets' cost, net of the corresponding depreciation.

          Foreign currency denominated long-term receivables and payables, non-interest earning or bearing, have been valued at their present value.

     4)   Inventories

          o    Finished goods - They are stated at the current replacement cost at period or year end, net of those expenses related to
               production inefficiencies or idle capacity of plants if any. Such expenses are recognized in earnings under caption "Other", included in operating expenses in the statement of operations.

          o    Raw materials, packaging materials, spare parts and supplies, and work in progress - They are valued at their current replacement cost at period or year end. Inventories write-offs are directly charged to the statement of operations.

          The value of inventories thus determined, taken as a whole, does not exceed their estimated recoverable value (which is net realizable value, or net selling price less direct selling expenses).

          The Company, starting 2004 classifies spare parts and supplies that had turnover of less than one per year as non-current assets and included them in "Non-current assets - Spare parts and supplies". Also included in that account are special trays used in transporting the
          Company's products.

     5)   Other non-current assets

          These consist of property, plant and equipment (all included in the dairy products segment) held for sale and are valued at their net realizable value at period or year end (that is, fair market value less selling expenses). These assets are not depreciated.

          As of September 30, 2005 and December 31, 2004, this caption includes mainly the cheese plant mentioned in Note 1 b). Additionally, by the end of 2004, Management decided to sell an equipment used to classify raw milk which was unnecessary for the current level of activity. The purpose of selling this asset is to generate funds that will be used to finance certain improvements in other facilities.

          Loss related to the write-down to fair value less selling expenses is included under caption "Other income (expenses), net".

                                      F-22

     6)   Investments

          These mainly consist of Argentine government bonds and private bonds
          (valued at historical cost plus interest accrued), certain properties and an aircraft (valued at cost as restated to reflect the effects of inflation, net of accumulated depreciation), investments in other companies valued at cost, and contributions to environmental projects valued at cost.

     7)   Property, plant and equipment

          o    Original value:

               o    Property, plant and equipment - These assets are valued at cost as restated to reflect the effects of inflation.
                    Construction in progress includes interest capitalized
                    during the construction period related to loans obtained to finance these constructions, also as restated to reflect the effects of inflation.

               o    Capitalization of exchange losses - As discussed in point 3)
                    above, exchange losses generated until July 27, 2003 arising from the direct or indirect financing for the acquisition, construction or installation of property, plant and
                    equipment, have been capitalized as part of the cost of such assets, net of the effect of restating the historical costs to reflect the effects of inflation.

          o    Depreciation - Depreciation has been calculated by applying the straight-line method on the restated balances of the assets.

               Rates applicable are as follows

                                                        %
                                                ----------------
Land and buildings                               2.5, 2.86 and 4
Machinery and equipment, containers and tools   5, 10, 20 and 33
Fittings, laboratory equipment and furniture        10 and 25
Vehicles                                               20
Buildings improvements                                  4

          The value of these assets does not exceed their economic recoverable value. At December 31, 2004 the analysis was carried out separately for the cheese maturing activity and the general dairy business as an approach to considering the minimum level of funds generating activities.

     8)   Plantations in progress

          They are valued at cost as restated to reflect the effects of inflation, and will be transferred to a definitive account and begin to be depreciated from the moment when the plantation (mainly olives)
          starts producing at the standard commercial level considered by the industry. The balance includes development costs for the plantation, as well as the capitalization of interest and exchange differences related to loans obtained to finance the aforementioned plantations.

                                      F-23

          The value of these assets, taken as a whole, does not exceed their economic recoverable value.

     9)   Intangible assets

          o    Trade marks:

               o    Original value - They are carried at cost as restated to
                    reflect the effects of inflation.

               o    Amortization - It was computed on a straight-line basis,
                    over its estimated useful life (10 years). It is computed on the restated cost of the assets.

     10)  Goodwill

               o    Original value - included the excess of the purchase price paid for the shares of Leitesol Industria e Comercio S.A.
                    and Mastellone San Luis S.A. over their equity values as of the dates of acquisition. They had been restated to reflect the effects of inflation.

                    As of December 31, 2004, the residual value of Leitesol
                    Industria e Comercio S.A.'s goodwill was fully written off through a charge to extraordinary items (464) in 2004, due to the recurring losses generated by this company.

                    Additionally, as of December 31, 2004, the projected cash
                    flows prepared for the cheese maturing activity (developed by Mastellone San Luis Sociedad Anonima) that was considered separately from the general dairy business, did not support the carrying amount of the goodwill, which was fully written off and charged to income as an extraordinary item in the
                    amount of 28,754 in 2004. The separate analysis of the two activities (general dairy business and cheese maturing) was carried out as an approach to considering the minimum level of cash generating activities.

               o    Amortization - until it was fully written off, goodwill was amortized on a straight-line basis over its estimated useful life, and it was computed on the restated cost of these
                    assets.

     11)  Loans - They are stated at nominal value of principal plus interest accrued at period or year end, net of adjustment to present value as explained in Note 1.

     12)  Capital stock - Total capital consists of common stock, additional paid-in capital and irrevocable capital contributions. They have been restated to reflect the effects of inflation, the excess over their nominal value being credited to a supplementary account named
          Adjustment to capital. General Ordinary and Extraordinary
          Shareholders' Meeting held on March 31, 2005 decided the total application of the outstanding balances as of December 31, 2004 of irrevocable capital contributions, adjustment to irrevocable capital contributions and

                                      F-24

          additional paid-in capital, and the partial application of adjustment to capital to absorb accumulated losses.

          Irrevocable capital contributions are cash contributions and contributions in kind made by the shareholders which are accepted by the Company's Board of Directors on account of future capital increases, and are formalized through an agreement with those shareholders. The agreement determines that these contributions should exclusively be destined to the issuance of new shares whenever the shareholders' meeting so resolve. If at any time the Board proposes to return them to the shareholders, such resolution must be taken by an extraordinary shareholders' meeting with same formalities as those required by the Argentine Corporations Law for capital stock reductions. Provided that these conditions are met, these
          contributions are disclosed as part of shareholders' equity in accordance with Argentine GAAP and with regulations of the Argentine
          National Securities Commission.

     13)  Holding results, foreign exchange (loss) gain, net, and other financial results - They consist of the difference between the carrying value of inventories and their historical cost and the gain or losses on foreign currency transactions.

     14)  Advertisement expense - All advertisement costs are expensed as incurred.

     15)  Income taxes - The income tax amounts shown in the statements of operations were accrued by each of the consolidated entities. Deferred tax assets and liabilities are recognized for the future tax effects of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax benefits of tax loss carry-forwards are also recognized as deferred tax assets. Deferred tax assets are reduced by a valuation allowance to the extent the Company concludes that, more likely than not, this assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that the change is enacted. Based on projections prepared as of September 30, 2005, a valuation allowance has been recorded to offset the net deferred tax assets in the Company and most of its subsidiaries, since the realization of these assets is uncertain.

          The statutory income tax rate for the period ended September 30, 2005 was 35%.

     16)  Earnings per common share - It has been computed on the basis of the average number of 457,547,269 and 409,902,378 shares as of September
          30, 2005 and September, 2004, respectively, and broken-down in the ordinary and the extraordinary amounts. There is no EPS dilution, as there is no preferred stock or convertible-bonds issued.

     17)  Segment information - It is presented in Note 13 with the information required by Argentine GAAP.

                                      F-25

     18)  Cash flow information - Detail of the net change in working capital and other components is as follows:

                                                   SEPTEMBER   SEPTEMBER
                                                    30, 2005    30, 2004
                                                   ---------   ---------

Trade accounts receivable                           (37,263)    (3,081)
Other receivables                                     8,016     (5,430)
Inventories                                         (20,396)    25,052
Spare parts and supplies                             (5,249)
Accounts payable                                     47,227     22,604
Taxes, accrual for tax relief and other                (244)     2,623
Accrued salaries, wages, payroll taxes and other        749       (328)
Accrued litigation and other expenses                (1,195)      (794)
                                                    -------     ------
   TOTAL                                             (8,355)    40,646
                                                    =======     ======

     19)  Use of estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
          Actual results could differ from those estimates.

     20)  Contingencies - The Company and its subsidiaries are parties to various legal and administrative actions arising in the course of their businesses. Although the amount of any liability that could arise with respect to such actions cannot be accurately predicted, in the opinion of the Company, such actions would not, individually or in the aggregate, have a material effect on the Company's financial position or results of operations.

     21)  Risk management - The Company currently operates principally in
          Argentina. The Company's financial performance is affected by inflation, exchange rates and regulations, price controls, interest rates, changes in governmental economic policy, taxation and political, economic or other developments in or affecting Argentina.
          The majority of the Company's assets are either non-monetary or denominated in Argentine pesos, and the majority of its liabilities are denominated in U.S. dollars and, to a lesser extent, in Euros. A significant portion of the Company's debt has a fixed interest rate or a capped floating rate, thereby limiting the Company's interest rate risk exposure.

          The Company, as of September 30, 2005, does not have any unsettled forward agreement.

     22)  Labor agreements - As per country regulations most of labor force is subject to collective bargaining agreements.

                                      F-26

NOTE 4 - BREAKDOWN OF MAIN ACCOUNTS

                                                                   SEPTEMBER   DECEMBER
                                                                    30, 2005   31, 2004
                                                                   ---------   --------

a)   Trade accounts receivable, net
Third parties (domestic)                                            120,956     91,580
Logistica La Serenisima S.A. and Danone Argentina S.A. (Note 5)      61,429     33,285
Other related parties (domestic - Note 5)                                 5          9
Third parties (foreign) and tax incentives on exports                 9,411     31,246
                                                                    -------    -------
   SUBTOTAL                                                         191,801    156,120
Allowance for doubtful accounts                                     (13,858)   (13,885)
Allowance for trade discounts and volume rebates                       (884)    (1,200)
                                                                    -------    -------
   TOTAL                                                            177,059    141,035
                                                                    =======    =======

The movement of allowance for doubtful accounts is as follows:

Balance at the beginning of the year                                 13,885     14,462
Additions                                                                        1,360
Reversals                                                               (67)
Write-offs                                                               (2)    (1,889)
Remeasurement of foreign subsidiaries allowances                         42         25
Transfer to allowance for other non current receivables                            (73)
                                                                    -------    -------
   BALANCE AT THE END OF THE PERIOD / YEAR                           13,858     13,885
                                                                    =======    =======

The movement of allowance for trade discounts and volume rebates is as follows:

Balance at the beginning of the year                                  1,200      1,150
Additions                                                             1,264      1,365
Actual trade discounts and volume rebates granted                    (1,580)    (1,315)
                                                                    -------    -------
   BALANCE AT THE END OF THE PERIOD / YEAR                              884      1,200
                                                                    =======    =======

b)   Other receivables, net

Current
Prepaid expenses                                                      1,450      1,767
Net value added tax                                                   6,903     17,476
Other tax credits                                                     1,109      1,334
Affiliated entity (Note 5)                                                           9
Related parties (Note 5)                                              3,871      4,508
Guarantee deposits (Note 7)                                           4,092      9,515
Receivable from sale of non-current investments                       1,536      1,317
Prepaid insurance claims                                                         5,357
Advances to suppliers                                                   973      1,168
Receivables from customers in receivership and in bankruptcy (*)        347        331
Receivable from financial advances to farmers                           821        602
Other                                                                 1,503      1,663
                                                                    -------    -------
   SUBTOTAL                                                          22,605     45,047
Allowance for doubtful accounts                                        (530)    (5,543)
                                                                    -------    -------
   TOTAL                                                             22,075     39,504
                                                                    =======    =======

                                      F-27

                                                                   SEPTEMBER   DECEMBER
                                                                    30, 2005   31, 2004
                                                                   ---------   --------

Non-current

Receivables from customers in receivership and in bankruptcy (*)      7,068      8,142
Net value added tax                                                  19,366     19,674
Alternative minimum income tax (Note 10)                             47,461     39,620
Other tax credits                                                     1,390        740
Receivable from sale of non-current investments                       9,258      9,480
Advances to suppliers                                                 5,368      3,704
Other                                                                 3,533      2,875
                                                                    -------    -------
      SUBTOTAL                                                       93,444     84,235
Allowance for doubtful accounts and for doubtful alternative
   minimum income tax                                               (54,026)   (46,274)
                                                                    -------    -------
      TOTAL                                                          39,418     37,961
                                                                    =======    =======

(*) Most of these receivables are covered by the allowance for doubtful accounts.

The movement of allowance for doubtful accounts is as follows:

Current

Balance at the beginning of the year                                  5,543      5,606
Additions                                                               350        443
Write-offs                                                           (5,363)      (506)
                                                                    -------    -------
      BALANCE AT THE END OF THE PERIOD / YEAR                           530      5,543
                                                                    =======    =======

Non-current

Balance at the beginning of the year                                 46,274     36,956
Additions                                                             7,841      9,175
Reversals                                                              (117)
Transfer from allowance for trade accounts receivable                               73
Write-offs                                                              (91)
Remeasurement of foreign subsidiaries allowances                        119         70
                                                                    -------    -------
      BALANCE AT THE END OF THE PERIOD / YEAR                        54,026     46,274
                                                                    =======    =======

c)   Inventories

Finished goods                                                       50,787     44,596
Work in progress                                                     30,032     24,433
Raw materials, packaging and other materials                         75,683     62,731
Advances to suppliers (including related parties for 281 in 2005
   and 188 in 2004 - Note 5)                                          2,012      1,874
                                                                    -------    -------
      TOTAL                                                         158,514    133,634
                                                                    =======    =======

                                      F-28

                                                           SEPTEMBER   DECEMBER
                                                            30, 2005   31, 2004
                                                           ---------   --------
d)   Deferred income tax

Deferred tax assets
   Tax loss carryforwards                                   177,089     195,643
   Exchange differences deductible in future fiscal years    11,426      18,282
   Allowances, accrual for litigation expenses and other
      non-deductible accruals                                 9,382       9,162
   Other temporary differences                                  294         323
                                                           --------    --------
                                                            198,191     223,410
Valuation allowance                                        (145,861)   (164,595)
                                                           --------    --------
      SUBTOTAL                                               52,330      58,815
Deferred tax liabilities
   Inventories                                               (3,459)       (787)
   Property, plant and equipment                             (6,370)     (6,759)
   Adjustment to present value                              (42,507)    (51,264)
                                                           --------    --------
      SUBTOTAL                                              (52,336)    (58,810)
                                                           --------    --------
      TOTAL                                                      (6)          5
                                                           ========    ========

     The movement of temporary differences between book carrying amounts and tax basis of assets and liabilities and tax loss carry-forwards is as follows:

                                                                            Charge
                                                Balance     Reduction of   (credit)    Balance at
                                                at the        tax loss      for the    the end of
                                               beginning       carry-      period /   the period /
                                              of the year     forwards       year         year
                                              -----------   ------------   --------   ------------

Temporary differences between book carrying
   amounts and tax basis of assets and
   liabilities                                  (31,043)                      (191)     (31,234)
Tax loss carryforwards                          195,643        (20,101)      1,547      177,089
                                                -------       --------     -------      -------
   TOTAL AS OF SEPTEMBER 30, 2005               164,600        (20,101)      1,356      145,855
                                                =======       ========     =======      =======

Temporary differences between book carrying
   amounts and tax basis of assets and
   liabilities                                   23,427        (54,470)    (31,043)
Tax loss carryforwards                          298,829       (144,912)     41,726      195,643
                                                -------       --------     -------      -------
   TOTAL AS OF DECEMBER 31, 2004                322,256       (144,912)    (12,744)     164,600
                                                =======       ========     =======      =======

     The unused tax loss carryforwards recorded by Mastellone Hermanos S.A. and its subsidiaries as of September 30, 2005 (balance is fully covered by a valuation allowance), are as follows:

                                      F-29

                                                      EXPIRATION -
                                     CREDIT DUE TO      DATE FOR
                                        TAX LOSS     SUBMISSION OF
  YEAR OF    TAX LOSS   APPLICABLE       CARRY-       TAX RETURNS
GENERATION    AMOUNT     TAX RATE       FORWARD       FISCAL YEARS
----------   --------   ----------   -------------   -------------
2000            1,631      35.0%            571               (2)
2001            9,266      35.0%          3,243          2006.
2002          397,072      35.0%        138,974          2007 (3)
2003           18,924      35.0%          6,623          2008.
2004           14,913      35.0%          5,220          2009.
2005            1,530      35.0%            536          2010.
(1)            63,889      34.3%         21,922        Unlimited
              -------                   -------
TOTAL         507,225                   177,089
              =======                   =======

(1)  Tax losses generated by foreign subsidiaries, which can be offset up to 30%
     of each year's tax profit and have no expiration date. They were converted at the exchange rate applicable at period-end.

(2)  No expiration date (arising from sale of non-current investments).

(3)  Includes 21 with no expiration date (arising from sale of non-current investments).

                                                          SEPTEMBER   DECEMBER
                                                           30, 2005    31, 2004
                                                          ---------   ---------
     The movement of valuation allowance is as follows:

Balance at the beginning of the year                       164,595      321,967
Write-offs                                                  (2,595)        (582)
Net reversal for the period / year                         (16,139)    (156,790)
                                                           -------    ---------
   BALANCE AT THE END OF THE PERIOD / YEAR                 145,861      164,595
                                                           =======    =========

e)   Spare parts and supplies

Spare parts                                                 17,613       19,637
Supplies                                                     7,957        6,086
                                                           -------    ---------
   TOTAL                                                    25,570       25,723
                                                           =======    =========

f)   Property, plant and equipment, net

Land and buildings                                         318,686      326,290
Machinery and equipment, containers and tools              425,621      465,724
Fittings, laboratory equipment and furniture               178,968      194,488
Vehicles (*)                                                20,046       23,488
Buildings improvements                                      33,076       34,374
Construction in progress                                     5,448          982
                                                           -------    ---------
   SUBTOTAL                                                981,845    1,045,346
Advances to suppliers                                        2,553          764
                                                           -------    ---------
   TOTAL                                                   984,398    1,046,110
                                                           =======    =========

(*)  Includes vehicles operated by third parties amounting to 20,013 as of
     September 30, 2005 and 23,150 as of December 31, 2004 (Note 9 a).

                                      F-30

                                                          SEPTEMBER    DECEMBER
                                                           30, 2005    31, 2004
                                                          ---------   ---------

     The movement of property, plant and equipment, net is as follows:

Net value at the beginning of the year                    1,046,110   1,185,953
Acquisitions                                                 14,653      25,997
Retirement and disposals                                     (2,608)     (9,210)
Depreciation                                                (74,059)   (103,261)
Transfer to spare parts and supplies                                     (6,086)
Transfer from (to) other non current assets and
   investments                                                  302     (47,283)
                                                          ---------   ---------
NET VALUE AT THE END OF THE PERIOD / YEAR                   984.398   1,046,110
                                                          =========   =========

g)   Plantations in progress

     The movement of olive and carob trees plantations in progress is as follows:

Net value at the beginning of the year                       58,509      57,788
Additions                                                     3,440       2,077
Retirement and disposals                                     (4,484)     (1,356)
                                                          ---------   ---------
NET VALUE AT THE END OF THE PERIOD / YEAR                    57,465      58,509
                                                          =========   =========

     Olive plantations will be applied to produce olive oil.

h)   Intangible assets

Net value:

   Trademarks                                                   100         149
                                                          ---------   ---------
      TOTAL                                                     100         149
                                                          =========   =========

     The movement of intangibles assets is as follows:

Net value at the beginning of the year                          149         231
Amortization                                                    (49)        (82)
                                                          ---------   ---------
NET VALUE AT THE END OF THE PERIOD / YEAR                       100         149
                                                          =========   =========

i)   Other non-current assets

Property, plant and equipment held for sale                  56,392      58,652
Adjustment to reflect fair market value less selling
    expenses                                                (32,196)    (33,662)
                                                          ---------   ---------
        TOTAL                                                24,196      24,990
                                                          =========   =========

     The movement of valuation allowance for other assets is as follows:

Balance at the beginning of the year                         33,662      13,683
Additions                                                       790      29,633
Write-offs                                                   (2,256)     (9,654)
                                                          ---------   ---------
   BALANCE AT THE END OF THE PERIOD / YEAR                   32,196     33,662
                                                          =========   =========

                                      F-31

                                                           SEPTEMBER   DECEMBER
                                                            30, 2005   31, 2004
                                                           ---------   --------

j)   Accounts payable

Current
Trade payables                                              160,473    129,331
Logistica La Serenisima S.A. and Danone
   Argentina S.A. (Note 5)                                   42,774     20,866
Other related parties (Note 5)                                  117      2,184
Notes payable - Collateralized (Note 7)                       2,137      2,188
                                                            -------    -------
      TOTAL                                                 205,501    154,569
                                                            =======    =======

Non-current
Trade payables                                               10,180     12,664
Notes payable - Collateralized (Note 7)                       6,105      7,556
                                                            -------    -------
      TOTAL                                                  16,285     20,220
                                                            =======    =======

k)   Loans

Short-term debt
Unsecured debt - principal                                    5,317      9,993
Unsecured debt - principal - related parties (Note 5)           698        715
Secured debt - principal                                      2,867      4,832
Notes due 2008 - principal                                      728      2,979
Accrued interest:
- Unsecured and secured debt                                    370        743
- Related parties (Note 5)                                      313        477
- 8% Collateralized Debt due 2013 and New
   Collateralized Floating Rate Debt                          2,800         33
- New Collateralized Senior Notes due 2012                    9,462
- Notes due 2008                                                579      8,056
                                                            -------    -------
      TOTAL                                                  23,134     27,828
                                                            =======    =======

Long-term debt
Unsecured debt - principal                                                 976
Unsecured debt - principal - related parties (Note 5)         1,989      3,495
Secured debt - principal                                     25,805     31,122
8% Collateralized Debt due 2013 - principal                  43,650
8% Collateralized Debt due 2013 - adjustment to net
   present value                                             (8,397)
New Collateralized Floating Rate Debt - principal           147,356    238,402
New Collateralized Floating Rate Debt - adjustment to
   net present value                                        (35,581)   (64,130)
New Collateralized Senior Notes due 2012                    473,108    468,269
New Collateralized Senior Notes due 2012 - adjustment
   to net present value                                     (76,775)   (81,345)
Notes due 2008                                                1,021     18,145
                                                            -------    -------
      TOTAL                                                 572,176    614,934
                                                            =======    =======

                                      F-32

                                                           SEPTEMBER   DECEMBER
                                                            30, 2005   31, 2004
                                                           ---------   --------

l)   Taxes, accrual for tax relief and other

Current
Taxes, rates and contributions (net from advances)            6,504      4,797
Tax withholdings                                              7,967      6,271
Accrual for tax relief - Law N DEG. 22,021 (Notes 7
   and 8)                                                     3,344      3,344
Tax - Law N DEG. 23,966                                       2,813      3,416
                                                             ------     ------
      TOTAL                                                  20,628     17,828
                                                             ======     ======

Non-current
Accrual for tax relief - Law N DEG. 22,021 (Notes 7
   and 8)                                                    29,582     32,759
Taxes, rates and contributions                                3,600      3,443
                                                             ------     ------
      TOTAL                                                  33,182     36,202
                                                             ======     ======

m)   Accrued salaries, wages, payroll taxes and others

Current
Payroll and bonus to management                              13,961     13,303
Social security taxes                                         4,185      3,934
Advances from customers                                         301      1,104
Debt due to acquisition of subsidiaries                         837        606
Debt due to acquisition of other investments
   (contributions to environmental projects)                  1,213
Related parties (Note 5)                                                    81
Other                                                           683        455
                                                             ------     ------
      TOTAL                                                  21,180     19,483
                                                             ======     ======

Non-current
Deferred income - brands license (net of adjustment to
   present value for 667)                                       708
Social security taxes                                                      211
Debt due to acquisition of subsidiaries                                    889
Other                                                            25         25
                                                             ------     ------
      TOTAL                                                     733      1,125
                                                             ======     ======

n)   Accrued litigation and other expenses

Current
Accrued litigation expenses                                   3,338      3,091
Other accrued expenses                                        1,910      1,943
                                                             ------     ------
      TOTAL                                                   5,248      5,034
                                                             ======     ======

Non-current
Accrued litigation expenses                                  11,408     11,394
Other accrued expenses                                          689        373
                                                             ------     ------
      TOTAL                                                  12,097     11,767
                                                             ======     ======

                                      F-33

                                                           SEPTEMBER   DECEMBER
                                                            30, 2005   31, 2004
                                                           ---------   --------

     The movement of accrued litigation and other expenses is as follows:

Current
Balance at the beginning of the year                         5,034       4,082
Increases                                                      193         158
Payments made                                                 (844)     (2,234)
Remeasurement of foreign subsidiaries allowances               286         205
Reclassification to tax debt in foreign subsidiaries                      (393)
Transfer from non current allowance                            579       3,216
                                                            ------      ------
   BALANCE AT THE END OF THE PERIOD / YEAR                   5,248       5,034
                                                            ======      ======

Non-current
Balance at the beginning of the year                        11,767       8,838
Increases                                                    1,260       6,301
Payments made                                                 (351)       (156)
Transfer to current allowance                                 (579)     (3,216)
                                                            ------      ------
   BALANCE AT THE END OF THE PERIOD / YEAR                  12,097      11,767
                                                            ======      ======

                                                          SEPTEMBER   SEPTEMBER
                                                           30, 2005    30, 2004
                                                          ---------   ---------

o)   Net sales

Product sales                                             1,265,802   1,090,052
Services provided                                            21,202      15,072
Turnover tax                                                (42,237)    (31,928)
Sales discounts and volume rebates                          (53,499)    (60,607)
Sales returns                                               (15,083)    (14,021)
                                                          ---------   ---------
         TOTAL                                            1,176,185     998,568
                                                          =========   =========

                                      F-34

                                           SEPTEMBER 30, 2005   SEPTEMBER 30, 2004
                                           ------------------   ------------------

p)   Cost of sales

Inventories at the beginning of the year
  Finished goods                            44,596               72,332
  Work in progress                          24,433               19,849
  Raw materials, packaging and other
    materials                               62,731    131,760    90,822    183,003
                                           -------              -------

Purchases                                             723,855              603,482

Production expenses                                   236,250              202,838

Holding results generated by inventories
                                                        9,962                3,007

Remeasurement of foreign subsidiaries
  inventories                                           1,971                  327

Benefits from industrial promotion
                                                       (8,113)              (9,910)

Inventories at the end of the period
  Finished goods                           (50,787)             (40,717)
  Work in progress                         (30,032)             (24,719)
  Raw materials, packaging and other
    materials                              (75,683)  (156,502)  (93,942)  (159,378)
                                           -------   --------   -------   --------
  TOTAL COST OF SALES                                 939,183              823,369
                                                     ========             ========

                                      F-35

q)   Information required by section 64, sub-section b) of Law N DEG. 19,550

                                                                                                                     SEPTEMBER
                                                                             SEPTEMBER 30, 2005                       30, 2004
                                                      ------------------------------------------------------------   ---------
                                                                                           General and
                                                                 Production    Selling   administrative     Other
                                                        Total     expenses    expenses      expenses      expenses     Total
                                                      --------   ----------   --------   --------------   --------   ---------

Remuneration to members of the Board of Directors
   and members of the statutory auditors' committee        546                                   546                      468
Fees and compensation for services                      53,430       4,889      42,855         5,686                   47,233
Payroll, bonus and social security charges              85,261      49,140      19,667        16,454                   66,608
Depreciation of property, plant and equipment           74,059      69,903       2,591         1,565                   77,011
Supplies consumption                                     3,378       3,378
Amortization of intangible assets                           49                                                49           83
Provision for bad debts                                    166                     166                                    192
Freights                                               156,960      56,359     100,598             3                  122,891
Maintenance and repair                                   9,457       8,119       1,081           257                    7,805
Office and communication                                   740         341         145           254                      733
Fuel, gas and energy                                    22,769      21,571       1,157            41                   17,378
Vehicles expenses                                        4,619       3,021       1,377           221                    3,887
Publicity and advertising                               22,868                  22,868                                 13,035
Taxes, rates and contributions                          33,077      17,204         290        15,583                   28,840
Insurance                                                2,732       1,832         608           292                    2,541
Traveling                                                1,430         565         577           288                    1,227
Export and import                                        2,123                   2,083            40                    2,502
Miscellaneous                                            6,024       1,496       3,387         1,141                    8,136
Idle capacity of plants                                             (1,568)                                 1,568
                                                       -------     -------     -------        ------        -----     -------
      TOTAL SEPTEMBER 30, 2005                         479,688     236,250     199,450        42,371        1,617
                                                       =======     =======     =======        ======        =====
      TOTAL SEPTEMBER 30, 2004                                     202,838     156,775        34,733        6,224     400,570
                                                                   =======     =======        ======        =====     =======

                                      F-36

                                                    SEPTEMBER   SEPTEMBER
                                                     30, 2005    30, 2004
                                                    ---------   ---------
r)   Other income (expenses), net

o    Other income
  Gain on assignment of trademarks (Note 12)           4,311
  Rental income                                          875         587
  Royalties and licenses                                  76         472
  Charges to freighters                                1,995
  Other                                                  184         404
                                                     -------     -------
    SUBTOTAL                                           7,441       1,463
                                                     -------     -------

o    Other expenses
  Provision for litigation and other expenses         (1,453)     (5,281)
  Impairment of other assets                            (790)     (1,644)
  Impairment of alternative minimum income tax
                                                      (7,841)     (7,197)
  Impairment of other investments                                   (104)
  Loss on sale of property, plant and equipment         (794)       (603)
  Donations                                             (823)       (606)
  Other                                               (1,238)     (1,133)
                                                     -------     -------
    SUBTOTAL                                         (12,939)    (16,568)
                                                     -------     -------
    TOTAL                                             (5,498)    (15,105)
                                                     =======     =======

s)   Income tax (included in ordinary loss)

Income tax:
  Current income tax                                  (5,219)        (14)
  Tax loss carryforwards for the period                1,547      47,775
  Variation of temporary differences                    (191)       (937)
                                                     -------     -------
    SUBTOTAL                                          (3,863)     46,824
Net reversal (increase) of impairment of deferred
  income tax                                           3,828     (47,021)
                                                     -------     -------
    TOTAL                                                (35)       (197)
                                                     =======     =======

                                      F-37

     Reconciliation between income tax expense and the amount derived by applying the applicable tax rate to income before income tax for the period is as follows:

                                                           SEPTEMBER   SEPTEMBER
                                                            30, 2005   30, 2004
                                                           ---------   ---------

Net income before income tax                                  4,367     129,672
Applicable tax rate                                              35%         35%
                                                            -------     -------
   INCOME TAX AT APPLICABLE TAX RATE                         (1,528)    (45,385)

Permanent differences                                       (14,646)    (18,965)
Net reversal of impairment of deferred income tax            16,139      64,153
                                                            -------     -------
   TOTAL                                                        (35)       (197)
                                                            =======     =======

t)   Extraordinary items - Income

Release from payment of principal of renegotiated
   floating rate debt (Note 1 c) 2.)                         41,179
Release from payment of accrued interest of
   renegotiated debt                                          7,660     330,569
Adjustment to present value of non-current renegotiated
   floating rate debt                                       (11,250)
Fees and expenses due to renegotiation of floating rate
   debt                                                        (492)
Fees, expenses and commissions due to restructuring of
   financial debt                                            (2,295)    (20,101)
Valuation allowance for another assets                                  (20,825)
Other                                                           373
                                                            -------     -------
   TOTAL                                                     35,175     289,643
                                                            =======     =======

u)   Income tax (included in extraordinary income)

Income tax                                                  (12.311)   (111.174)
Reversal of valuation allowance                              12.311     111.174
                                                            -------    --------
   TOTAL
                                                            =======    ========

                                      F-38

NOTE 5 - OUTSTANDING BALANCES AND TRANSACTIONS WITH RELATED PARTIES

In the normal course of business, the Company enters into transactions with affiliated entities. The outstanding balances as of September 30, 2005 and
December 31, 2004 with the affiliated entities and other related parties are as follows:

                                            SEPTEMBER   DECEMBER
                                             30, 2005   31, 2004
                                            ---------   --------

o    AFFILIATED ENTITY

Other current receivables
    Grupo Lacteo Argentino S.A.                               9
                                                         ======

o    RELATED PARTIES

Trade accounts receivable
   Logistica La Serenisima S.A. (1)(6)        34,892     15,087
   Danone Argentina S.A. (2) (7)              26,537     18,198
   Victorio Mastellone (3)                         2          1
   Los Toldos S.A. (1)                             3          8
                                              ------     ------
      TOTAL                                   61,434     33,294
                                              ======     ======

Other current receivables

   Pascual Mastellone (3) (4)                  1,266      1,176
   Carlos Agote (4)                                         835
   Victorio Mastellone (3)                     1,436      1,333
   Jose Mastellone (3)                         1,169      1,102
   Los Toldos S.A. (1)                                       62
                                              ------     ------
      TOTAL                                    3,871      4,508
                                              ======     ======

Inventories - advances to suppliers
   Los Toldos S.A. (1)                           281        188
                                              ======     ======

Accounts payable
   Logistica La Serenisima S.A. (1)           34,601     15,795
   Danone Argentina S.A. (2)                   8,173      5,071
   Afianzar S.G.R. (1)                           117         69
   Greenwich Investments S.A. (8)                         2,115
                                              ------     ------
      TOTAL                                   42,891     23,050
                                              ======     ======

Short term borrowings and accrued interest
   Antonio Mastellone (5)                        660        805
   Juan Rocca S.R.L. (9)                         351        387
                                              ------     ------
      TOTAL                                    1,011      1,192
                                              ======     ======

                                      F-39

                            SEPTEMBER   DECEMBER
                             30, 2005   31, 2004
                            ---------   --------

Long term borrowings
   Antonio Mastellone (5)     1,328      2,567
   Juan Rocca S.R.L. (9)        661        928
                              -----      -----
      TOTAL                   1,989      3,495
                              =====      =====

Accrued salaries, wages, payroll taxes and others

   Jose Moreno (4)                          81
                                         -----

(1)  Common shareholders

(2)  Partner in Logistica La Serenisima S.A. and both Companies share the main trademark "La Serenisima" owned by Mastellone Hermanos S.A.

(3)  Company's shareholder

(4)  Member of the Company's Board of Directors

(5)  Member of Mastellone family

(6)  Includes receivables arising from sales performed by Logistica on behalf of
     Mastellone Hermanos S.A.

(7)  Includes receivables arising from sales of raw milk purchased on behalf of
     Danone Argentina S.A.

(8)  Company presided by a member of Mastellone's Board of Directors and shareholder of Dallpoint Investment Ltd.

(9)  Company owned by a member of Mastellone family

Transactions with related parties for the periods ended September 30, 2005 and
2004, are as follows:

                                      SEPTEMBER   SEPTEMBER
                                       30, 2005    30, 2004
                                      ---------   ---------
Sales of goods and services
   Afianzar S.G.R. (1)                       1
   Danone Argentina S.A. (2)            68,992      49,772
   Jose Mastellone (3)                                   3
   Logistica La Serenisima S.A. (1)      3,416       2,586
   Los Toldos S.A. (1)                       5          26
   Victorio Mastellone (3)                   1           2
   Pascual Mastellone (3) (4)                            6
                                        ------      ------
      TOTAL                             72,415      52,395
                                        ======      ======

Purchases of goods and services
   Afianzar S.G.R. (1)                      38          65
   Danone Argentina S.A. (2)            13,309       6,892
   Greenwich Investments S.A. (5)                    2,026
   Logistica La Serenisima S.A. (1)     77,516      32,221
   Los Toldos S.A. (1)                   1,208       1,704
                                        ------      ------
      TOTAL                             92,071      42,908
                                        ======      ======

                                      F-40

                                                        SEPTEMBER   SEPTEMBER
                                                         30, 2005    30, 2004
                                                        ---------   ---------
Financial results - interests and exchange differences
   Antonio Mastellone (6)                                   24        (187)
   Carlos Agote (4)                                         21          44
   Danone Argentina S.A. (2)                               (18)
   Greenwich Investments S.A. (5)                          (50)
   Jose Mastellone (3)                                      68          58
   Juan Rocca S.R.L. (7)                                   (14)
   Los Toldos S.A. (1)                                                   3
   Pascual Mastellone (3) (4)                               90          70
   Rosa Raquel Mastellone (6)                                          (72)
   Victorio Mastellone (3)                                 102          78
                                                           ---         ---
      TOTAL                                                223          (6)
                                                           ===         ===

(1)  Common shareholders

(2)  Partner in Logistica La Serenisima S.A. and both Companies share the main trademark "La Serenisima" owned by Mastellone Hermanos S.A.

(3)  Company's shareholder

(4)  Member of the Company's Board of Directors

(5)  Company presided by a member of Mastellone's Board of Directors and shareholder of Dallpoint Investment Ltd.

(6)  Member of Mastellone family

(7)  Company owned by a member of Mastellone family

NOTE 6 - SHAREHOLDERS' EQUITY

On February 8, 2005 the Company's shareholders made irrevocable capital contributions in cash of 42,392 and in shares of Logistica La Serenisima S.A. of
5,305, which were accepted by the Board of Directors in the meeting held on the abovementioned date. The amount of the contribution made in shares was provisionally recorded until the final valuation was obtained. On March 31, 2005 the General Ordinary and Extraordinary Shareholders' Meeting approved the capitalization of the irrevocable capital contributions made by the shareholders. A public accountant report determined the final value of the contribution made in shares, therefore capitalizing irrevocable capital contributions in cash and in shares for a total amount of 42,392 and 5,253, respectively.

As of September 30, 2005, subscribed capital amounts to 457,547. There are two classes of Ps. 1 par value common stock, with 5 votes each 194,428 shares, and with 1 vote each 263,119 shares.

The current Argentine legal regulations require the Company to appropriate 5% of its net income per year to a "Legal reserve" until such reserve equals 20% of the capital stock (as restated to reflect the effects of inflation). In accordance with the Corporate Law N DEG. 19,550, the Company should apply future earnings amounting to 13,137 to restore legal reserve. The balance of such reserve was applied to absorb accumulated losses as of December 31, 2001 as resolved by the General Shareholders' Meeting held on April 3, 2002.

                                      F-41

NOTE 7 - PLEDGED AND RESTRICTED ASSETS

Certain assets owned by the Company are pledged as collateral for bank and financial liabilities, notes payable, and tax debt (tax regime for promoted activities) for a total amount of 70,210 (82,540 as of December 31, 2004).
Detail of pledged assets is as follows:

                                                SEPTEMBER   DECEMBER
                                                 30, 2005   31, 2004
                                                ---------   --------

Other current receivables                          4,092      9,515
Other non-current assets                          17,220     17,634
Property, plant and equipment                     45,724     97,480
Equity value of holding in subsidiary company
   Promas S.A. (*)                                71,699     69,552

(*)  As this is a consolidated subsidiary this item does not appear as an asset.

NOTE 8 - TAX REGIME FOR PROMOTED ACTIVITIES

Mastellone Hermanos Sociedad Anonima, as an investor in Mastellone San Luis
Sociedad Anonima and Promas Sociedad Anonima, pursuant to several fiscal laws deferred payment of value added tax and income tax, provided that these amounts are invested in the above-mentioned subsidiaries. These obligations are secured by term deposits, shares of Promas Sociedad Anonima, owned by Mastellone
Hermanos Sociedad Anonima, and buildings owned by Mastellone San Luis Sociedad
Anonima, as required by applicable regulations.

The value-added tax and income taxes deferred are recorded as liabilities in the balance-sheets.

The promotional regimes granted to Mastellone San Luis Sociedad Anonima and to
Promas Sociedad Anonima also included the benefit of receiving from the Federal
Government an amount in bonds defined in line with the investment to be made, the level of activity, the number of employees and other parameters, at the authorization of the inclusion in such regimes. In each occasion when the
Companies have to pay mainly Value added tax (and a minor amount of other national taxes), they apply the above mentioned bonds. At this time, Companies recognize a benefit, which is credited to cost of sales.

                                      F-42

NOTE 9 - PURCHASE AND SALES COMMITMENTS

a)   Purchase commitments

     o    Since October 1, 2000 the Company and its subsidiaries Frigorifico
          Rydhans S.A. ("FR"), Mastellone San Luis S.A. ("MSL"), and Danone
          Argentina S.A. ("DA"), agreed on the terms of the services to be provided by Logistica La Serenisima S.A. ("Logistica") related to the distribution of dairy and fresh products in Argentina. On February 8,
          2005 the agreement for the provision of those services was renegotiated, extending its term to 36 years counted as from October
          1, 2004. As from the date of such renegotiation, the price charged by
          Logistica for its services is calculated based on actual costs plus a
          0.1% margin, and some modifications in the allocation of expenses to
          Logistica result in a reduction of costs for MHSA, FR and MSL of about
          7%. The agreement provides that if any party (Mastellone Hermanos
          Sociedad Anonima, FR or MSL) decides to cancel without cause the agreement before the end of the abovementioned term a penalty of
          US$50,000,000 should be paid to Logistica. This penalty would not be applicable if termination of the contract is due to non-compliance of
          Logistica with its duties under the agreement. Moreover, the same penalty should be paid if one of the above companies produces products of the same nature of those currently marketed by Danone.

     o    The Company entered into an agreement with Con-Ser Sociedad Anonima
          (Con-Ser) that will expire on December 31, 2010 for services of freights and transportation of raw milk, as well as the coordination and technical assistance for recollection of raw milk in the milk farms. Con-Ser operates assets owned by Mastellone Hermanos for rendering the transportation services. Repairs and maintenance expenses are paid by Mastellone Hermanos Sociedad Anonima. Con-Ser charges Mastellone Hermanos Sociedad Anonima the cost of their own freights and those contracted with third parties and a fee for the services of coordination and technical assistance based on the volume of raw milk collected every month. Same service is rendered by Con-Ser for the raw milk purchased by Mastellone Hermanos Sociedad Anonima on behalf of Danone.

     o    During July 2004, the subsidiary company Promas S.A. entered into an agreement with Establecimientos Agropecuarios Lar S.A. for the purchase of future olive harvests and the exploitation of 400 hectares in the province of Catamarca, for a total estimated amount of
          US$5,200,000. The contract will expire with the completion of harvest in 2020. Promas S.A. will receive 80% of olives production, with a guaranteed minimum.

          Additionally, on March 5, 2005 the subsidiary Promas S.A. entered into an agreement with Agropecuaria Huaycama S.A. for the processing and preservation of 400 tons of extra-virgin olive oil, for the months of
          March and April 2005. Grinding, processing and preservation price is
          US$50 each ton; filtering US$3.4 each ton; and fractioning US$0.05 each 500 ml. of bottled oil, and US$0.14 each 3 lt. can. Payment term is 30 days after the completion of the process. The agreement, which includes oil's preservation, covers a period

                                      F-43

          up to December 31, 2005. At September 30, 2005 Promas S.A. kept under custody third parties' olive oil for 816.

          Moreover, on March 31, 2005 the subsidiary Promas S.A. entered a
          "multure" agreement with Cerro Plateado S.A. for the processing of 600 tons of extra-virgin olive oil, for the months of April to June 2005.
          For all processes involved, the subsidiary withheld a 15% of the total oil produced. The agreement, which includes oil's preservation, is for a period of nine months from signing date. The agreement was already completed at September 30, 2005.

b)   Sales commitments

     o    The Company has entered into certain term supply agreements through which it procures raw material and provides industrial services to
          Danone.

     o    The Company has agreed to meet export commitments of powdered milk, fluid milk and whey for a total of approximately 8,400 tons with an estimated contract value of US$16,300,000.

     o    The Company has entered into agreements with national and provincial public agencies for the sale of approximately 6,200 tons of powdered and fluid milk with an estimated contract value of 51,700.

c)   Pre-export facility

     On December 20, 2004, the Company signed an agreement with Crecera Finance
     Company LLC, a financial institution based in San Francisco, United States, which provides a committed pre-export facility of US$5 million, valid until
     December 2006.

NOTE 10 - ALTERNATIVE MINIMUM INCOME TAX

Alternative minimum income tax was established by Law N DEG. 25,063 for the term of ten fiscal years. This tax, which was modified by the Competitiveness
Program enacted by Decrees N DEG. 1,054/01 and 1,185/01 until December 31,
2002, is complementary to regular income tax, since while regular income tax is calculated based on the year's tax profit, alternative minimum income tax is calculated based on the potential gain derived from certain productive assets at a rate of 1%, the Company's tax debt being the bigger of both amounts. However, when alternative minimum income tax for a fiscal year exceeds regular income tax, the excess can be utilized as credit for any excess of the regular income tax over alternative minimum income tax that could arise during the following ten fiscal years.

Due to the changes in the economic situation and considering income tax loss carryforwards and the estimated taxable profits that could arise in future years, the Company decided to recognize valuation allowance on alternative minimum income tax.

                                      F-44

NOTE 11 - CLAIM AGAINST A FORMER COMPANY'S SUBSIDIARY

On December 30, 2004, the Company received a letter from Multitrans S.A. -
acquirer of Con-Ser S.A., a subsidiary which was sold in 2000 - informing of a claim brought by the Tax Authorities of about 6,300, with respect to certain activities undertaken while Mastellone Hermanos Sociedad Anonima was the owner of Con-Ser S.A. The Company has agreed with Multitrans S.A. to work together to contest such claim, and prepare the documents that would evidence the wrongful criteria used by the tax authorities in determining the referred claim. The claim was contested in February 2005; the period of evidence gathering started in March and concluded in July 2005.

The Company received a new letter from Multitrans S.A. dated October 6, 2005, informing the reception of a resolution made by the Tax Authorities of 16,703 for the part corresponding to Mastellone Hermanos Sociedad Anonima, amount that includes punitive interest of 10,441. On October 21 and 26, 2005 appeals were presented to the National Tax Court ("Tribunal Fiscal de la Nacion", and
administrative court). Tax and legal counselors sponsoring the abovementioned appeals, as well as the Company's Board of Directors and Management, estimate that the defense arguments will grant a resolution favourable to the Company's position at the present administrative instance, as well as at judiciary level, should that instance be reached.

NOTE 12 - TRANSACTIONS AND AGREEMENTS CELEBRATED

a)   The following transactions related to Company's trademarks occurred during the first quarter of 2005:

     o    Assignment of trademark Casancrem to Danone Argentina S.A. -except for certain similarly named products already being sold by Mastellone
          Hermanos Sociedad Anonima (or the Company) that will continue being sold by the Company- at a price of US$1,000,000 (collected cash).

     o    Assignment of trademark SER (already shared for certain products) to
          Danone Argentina S.A., for certain new products (not currently sold by the Company or Danone Argentina) at a price of US$500,000 (collected cash).

     o    A license for 30 years of trademark Casanto-Casancrem to Danone
          Argentina S.A. (for products not produced by the Company) for a price of US$500,000 (collected cash).

     o    Other agreements that regulate the use of trademarks SER and Casancrem that the Company and Danone Argentina S.A. are and will continue sharing.

     o    Agreement with Danone Argentina S.A. ratifying a previous agreement signed in 1999 for the assignment of trademark SER for waters, redefining the scope and terms of such agreement.

                                      F-45

     The entire cash consideration totaling US$1,500,000 related to the assigment of trademarks was credited to income in the nine-month period ended September 30, 2005 (these trademarks do not have a carrying value).
     The cash consideration of US$ 500,000 received related to the licensing of trademark for 30 years was recorded as a deferred income and will be recongnized in income over the entire term of the agreement.

b)   On February 23, 2005, the subsidiary company Frigorifico Rydhans S.A.
     entered into an agreement with a third party for the management of one of its production lines for a period of five years, beginning on the date of starting of operations in the new line. For this line of production, performance of purchases policies, identification of markets and customers, determination of credit risks and the operating management will be in charge of a third party while control and certain final decisions will remain in hands of the subsidiary company. This project involves the line of cuts of bovine meat to be sold in the domestic market and abroad.
     Compensation consists of a fixed monthly amount plus success fees, according to an agreed scale. Frigorifico Rydhans S.A. has started developing transactions relating to the new activity as from second quarter of 2005.

NOTE 13 - SEGMENT INFORMATION

Reporting operating segment information is based on the way that financial information prepared by the entity is organized for senior management for making operating decisions, evaluating performance and allocating resources.
Comparative information on prior period on the same basis of segmentation is also presented.

The Company also prepares, for internal reporting purposes, limited financial information (primarily net sales) based on its different markets, including domestic and foreign.

A) PRIMARY SEGMENTS: BUSINESS LINES

                AS OF AND FOR THE PERIOD ENDED SEPTEMBER 30, 2005

                                                                 BUSINESS LINES
                                                -----------------------------------------------
                                                  DAIRY      MEAT     OLIVE   OTHER     TOTAL
                                                ---------   ------   ------   -----   ---------

Net sales to external customers                 1,160,979   13,571       52   1,583   1,176,185
Net intersegment sales                                823      330    4,695               5,848
Interest income                                     3,464                                 3,464
Interest expense                                  (39,629)      (2)    (132)            (39,763)
Income tax loss                                        (1)                      (34)        (35)
Extraordinary items                                35,175                                35,175
Net income (loss) for the period                    5,646    (605)    (782)      73       4,332
Assets allocated to the business lines          1,558,488   10,649   75,231     895   1,645,263
Liabilities allocated to the business lines       906,621    2,760      505     284     910,170
Additions to property, plant and equipment         13,929      382      168     174      14,653
Additions to plantations in progress                                  3,440               3,440
Depreciation of property, plant and equipment      73,483      242      170     164      74,059
Amortization of intangible assets                      49                                    49
Amortization of other investments                     246                                   246
Charges not representing uses of cash (except
   amortization and depreciation)                  14,369      250       80     193      14,892
Net domestic sales                              1,030,655   13,571       52   1,583   1,045,861

                                      F-46

                AS OF AND FOR THE PERIOD ENDED SEPTEMBER 30, 2004

                                                                 BUSINESS LINES
                                                -----------------------------------------------
                                                  DAIRY      MEAT     OLIVE   OTHER     TOTAL
                                                ---------   ------   ------   -----   ---------

Net sales                                         991,759    5,326            1,483     998,568
Net intersegment sales                                 56      315      166                 537
Interest income                                     1,859                                 1,859
Interest expense                                 (104,234)     (51)                    (104,285)
Income tax loss                                        (1)             (181)    (15)       (197)
Extraordinary items                               289,643                               289,643
Net income (loss) for the period                  132,060   (1,687)  (1,539)    641     129,475
Assets allocated to the business lines          1,739,113    7,898   72,647   1,578   1,821,236
Liabilities allocated to the business lines     1,330,992    2,581      533     214   1,334,320
Additions to property, plant and equipment         21,817             1,125      38      22,980
Additions to plantations in progress                                    389                 389
Depreciation of property, plant and equipment      76,733      245               33      77,011
Amortization of intangible assets                      83                                    83
Amortization of goodwill                            2,893                                 2,893
Amortization of other investments                     253                                   253
Charges not representing uses of cash (except
   amortization and depreciation)                  13,471      726      294     160      14,651
Net domestic sales                                821,479    5,326            1,483     828,288

B) SECONDARY SEGMENTS: GEOGRAPHIC DIVISION (CLIENT BASED)

                                                    GEOGRAPHIC DIVISION (CLIENT BASED)
                                                    ----------------------------------
                                                      DOMESTIC
                    INFORMATION                        MARKET    EXPORTS     TOTAL
-------------------------------------------------    ---------   -------   ---------

Net sales for the period ended September 30, 2005    1,045,861   130,324   1,176,185
Net sales for the period ended September 30, 2004      828,288   170,280     998,568

                                      F-47